Building Tomorrow Today

ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2024

NASDAQ: STRL



STERLING
INFRASTRUCTURE, INC.

























Table of Contents

Message From Our Leaders	iii
2024 Results at a Glance	v
Strategic Execution	vi
Sterling Business Segments	vii
The Sterling Way	viii
Building Tomorrow Today	ix
2024 Form 10-K	1

About Sterling

Sterling Infrastructure, Inc. ("Sterling" or "the Company") operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States, primarily across the Southern, Northeastern, Mid-Atlantic and Rocky Mountain regions and the Pacific Islands.

E-Infrastructure Solutions provides advanced, large-scale site development services for data centers, manufacturing, e-commerce distribution centers, warehousing and more.

Transportation Solutions includes infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, rail and storm drainage systems.

Building Solutions includes residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs, other concrete work and plumbing services and surveys for new single-family residential builds.

From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

Joe Cutillo, CEO, "We build and service the infrastructure that enables our economy to run, our people to move and our country to grow."

Geographic Footprint

- E-Infrastructure
- E-Infrastructure & Transportation
- Transportation
- Transportation & Building
- Transportation, E-Infrastructure & Building

WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
NE
KS
TX
NY
PA
NJ
DE
MD
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL

PLATEAU A STERLING COMPANY | PETILLO COMPANIES A STERLING COMPANY | TEALSTONE COMMERCIAL & RESIDENTIAL CONCRETE A STERLING COMPANY | RALPH L. WADSWORTH CONTRACTORS ENGINEERS A STERLING COMPANY | Banicki Construction A STERLING COMPANY | Texas Sterling Construction Co. A STERLING COMPANY | PROFESSIONAL Plumbers Group A STERLING COMPANY | ROAD AND HIGHWAY BUILDERS A STERLING COMPANY

Message From Our Leaders

Dear Shareholders,

As we conclude 2024, we reflect on another year of tremendous progress and success at Sterling Infrastructure. Our unwavering focus on high-margin growth, strategic market expansion and operational excellence has strengthened our leadership position in the industry. Today, Sterling is driving industry-leading margins, robust cash flow and sustainable long-term value for our stakeholders. At the core of this success is The Sterling Way—our steadfast commitment to innovation, execution and responsibility to our people, customers, investors and communities.

While we celebrate our accomplishments, our focus remains on the road ahead. Sterling plays a crucial role in shaping America's future—advancing the facilities necessary for artificial intelligence (AI) and other emerging technologies, building domestic manufacturing infrastructure, strengthening critical transportation networks and developing the homes in which we live. This infrastructure is the backbone of tomorrow's America. With strong end markets and margin expansion opportunities, we are well positioned to drive significant bottom-line growth and create sustained value for our shareholders.

2024 HIGHLIGHTS AND ACCOMPLISHMENTS

Optimizing Margins and Returns To Drive Shareholder Value

Sterling delivered another outstanding year in 2024, achieving adjusted EPS growth of 37% and revenue growth of 7%. This marks our fourth consecutive year generating adjusted EPS growth in excess of 35%. Our disciplined approach to project selection and resource allocation—prioritizing high-margin, high-return opportunities—remains a key driver of our success. In 2024, we reached a major milestone as gross margins expanded 300 basis points to 20.1%, surpassing the 20% target we set a few years ago. Looking ahead, we see continued opportunities for margin expansion and strong financial performance. Our outstanding execution led to a 91.6% increase in Sterling's share price in 2024, significantly outperforming the S&P 500's 23% growth.



Multi-Year Investment Trends Driving Growth Across Our Segments

Our **E-Infrastructure Solutions** segment achieved a 44% increase in operating income in 2024 as our work continued to shift toward large, mission-critical projects, including data centers. Our superior project management capabilities and ability to finish jobs ahead of schedule are extremely valuable to our customers in the mission-critical space. We continue to see significant opportunity over the next several years associated with the reshoring of manufacturing to America. We ended the year with an E-Infrastructure Solutions backlog of over $1 billion for the first time in our history, up 27% over the prior year period, at strong margins. Additionally, our backlog does not yet capture nearly three-quarters of a billion dollars in high-probability work tied to future project phases on our current jobs. The combination of our firm backlog and these future phase opportunities provides us with clear visibility into future growth and profitability.



Our **Transportation Solutions** segment grew revenue by 24% and operating income by 21% in 2024, benefiting from historic levels of state and federal infrastructure funding, including the Infrastructure Investment and Jobs Act (IIJA). In our core Rocky Mountain and Arizona markets, demand for transportation projects remains at very high levels, and we see growth opportunities for 2025 and 2026, albeit at more modest rates than seen in 2024, as we have moved deeper into the funding cycle. Late in 2024, we made the strategic decision to accelerate the wind down of our Texas low-bid operations. While this will moderate top-line and backlog growth, we believe this will have a meaningful benefit to margins as we move through the year. We believe we are positioned to deliver strong operating income growth in Transportation Solutions in the coming years.



Our **Building Solutions** segment remains well positioned to deliver revenue and profitability growth over a multi-year period, driven by population growth, housing needs and share gain in our Dallas-Fort Worth, Houston and Phoenix markets. In 2024, demand for homes, particularly in DFW, has been impacted as potential homebuyers struggle with affordability challenges. We are cautiously optimistic that activity will accelerate in the second half of 2025. Additionally, we see opportunity for share gain in the Houston, Phoenix and Fort Worth markets.









Strengthening Our Balance Sheet and Strategic Capital Allocation

Sterling's strong operating cash flow generation of nearly $500 million in 2024 resulted in a net cash position of $348 million at year end. Our disciplined approach to capital allocation prioritizes strategic acquisitions that expand our services, enhance our market position and drive long-term value. Additionally, we are taking an opportunistic approach to share repurchases. During the year, we repurchased $71 million of stock at an average price of approximately $117 per share. There remained $129 million available under our existing authorization at year end. We remain committed to deploying capital in a disciplined manner to maximize shareholder value.

PLATEAU EXCAVATION, INC.

At Sterling, protecting our employees remains our top priority.

Commitment to Safety and Our People

In 2024, our industry-leading safety initiatives maintained an incident rate 45% below the national average. We received multiple industry accolades for our safety culture, including ten safety awards, two of which were first-place honors from the American Road & Transportation Builders and Associated General Contractors of America. Our commitment to safety is unwavering, and we continue to foster a culture of care, ensuring our employees return home safely every day.

Beyond our strong financial and safety performance, Sterling earned numerous industry recognitions in 2024. We ranked #12 in Forbes America's Best Mid-Cap Companies, #41 in Engineering News-Record's (ENR) Top 50 Domestic Heavy Contractors, #59 in ENR's Top 400 Contractors and #167 in ENR's Top 250 Global Contractors. Additionally, we received multiple project of the year and national association awards.

Sustainability: A Core Pillar of Sterling's Success

Sustainable and responsible business practices are fundamental to Sterling's long-term success. As we build America's future, we embrace our responsibility to develop sustainable infrastructure solutions that promote environmental stewardship, efficiency and equity. We are committed to fostering a diverse and inclusive workforce, driving innovation and integrating sustainable practices across our operations. By prioritizing these principles, we not only enhance long-term value for stakeholders but also contribute to a more resilient and sustainable future.

POSITIONED FOR CONTINUED SUCCESS IN 2025 AND BEYOND

We are incredibly proud of our accomplishments, but our journey is far from over. We believe the platform we have built and the end markets we serve offer significant potential for growth. By staying true to our strategic pillars and delivering on our commitments to our employees, stakeholders and communities, Sterling will continue to drive exceptional performance and create long-term value.

Sincerely,

We build and service the infrastructure that enables our economy to run, our people to move and our country to grow.

Joseph A. Cutillo
Chief Executive Officer

Roger A. Cregg
Chairman of the Board

Sterling and S&P 500 price performance on page iii, 12/29/2023 to 12/31/2024

2024 Results at a Glance[1]

With another year of record results in 2024, Sterling achieved a fourth consecutive year generating adjusted EPS growth of over 35%. Sterling's share price appreciated 91.6%, bringing the company's market capitalization to over $5 billion.

Total Revenue Growth +7% **$2.12 BILLION**	**Gross Profit Growth +26.2%** **$426 MILLION**	**Operating Income Growth +28.6%** **$265 MILLION**	**Net Income Growth +85.7%** **$257 MILLION**
EBITDA[2] Growth +59% **$410.9 MILLION**	**Adjusted Diluted EPS[3] Growth +36.8%** **$6.10**	**Generated** **$497.1 MILLION[4]** In Cash Flow From Operations	**Combined Backlog** **$1.83 BILLION[5]**

Our continuous drive, fueled by our team's entrepreneurial spirit and commitment to excellence, has delivered strong results year after year.



1. From Continuing Operations unless otherwise noted.
2. The Company defines EBITDA as GAAP net income from continuing operations of $257.5M + depreciation and amortization of $68.4M - net interest income of $2.4M + taxes $87.4M for an EBITDA of $410.9M for the year ended December 31, 2024. The Company defines Adjusted EBITDA as EBITDA - the net gain on deconsolidation of subsidiary of $91.3M + acquisition related costs of $0.4M for Adjusted EBITDA of $320.0M.
3. The Company defines adjusted net income from Continuing Operations as GAAP net income from Continuing Operations of $257.5M excluding the impact of the net gain on deconsolidation of subsidiary of $91.3M + acquisition related costs of $0.4M + the income tax impact of these adjustments of $23.3M for adjusted net income of $189.9M. The tax impact of adjustments is determined by using the Company's quarterly and annual effective tax rate, as applicable, unless the nature of the item requires application of a specific tax rate. Adjusted net income of $189.9M ÷ diluted weighted average common shares outstanding of 31.146M for Adjusted EPS of $6.10.
4. Cash flow from operations for the twelve months ended December 31, 2024.
5. The Company defines Combined Backlog as Remaining Performance Obligations of $1.7B + Unsigned Awards of $137.9M at December 31, 2024.

Strategic Execution

Sterling is a leading infrastructure service provider of E-Infrastructure, Transportation and Building Solutions, offering a customer-centric, diversified and market-focused portfolio of goods and services geographically positioned in growth markets.

STRATEGIC EXECUTION | PROVEN RESULTS | STRONG GROWTH

Sterling's strategic vision is based on the following elements and objectives:

STRATEGIC ELEMENTS
+ Solidify the base
+ Grow high-margin products and services
+ Expand into adjacent markets

STRATEGIC OBJECTIVES
+ Reduce risk
+ Grow the bottom line
+ Exceed peer performance
+ Build a platform for future accretive growth

Strategic Transformation at a Glance

Sterling's successful strategic, multi-year business transformation built the foundation for success.



Revenue CAGR 2019 - 2024: +18%

EPS CAGR 2019 - 2024: +38%

*Revenue and Operating margin from continuing operations

**The Company defines adjusted net income from Continuing Operations as GAAP net income from Continuing Operations of $257.5M excluding the impact of the net gain on deconsolidation of subsidiary of $91.3M + acquisition related costs of $0.4M + the income tax impact of these adjustments of $23.3M for adjusted net income of $189.9M. The tax impact of adjustments is determined by using the Company's quarterly and annual effective tax rate, as applicable, unless the nature of the item requires application of a specific tax rate. Adjusted net income of $189.9M ÷ diluted weighted average common shares outstanding of 31.146M for Adjusted EPS of $6.10.

Sterling Business Segments

Sterling is playing a critical role in building the facilities that enables today's way of life, including the manufacturing production coming back to the US, the highways, bridges and airports that connect us and the homes we live in. Through our strategic endeavors, we have established a solid financial foundation and a diverse and strong portfolio of businesses.

Leaders in their fields | Proven performance and solid returns



Four-Year CAGR*
23%
Revenue

28%
Operating Income

E-Infrastructure Solutions

Our E-Infrastructure Solutions segment serves large, blue-chip end users in the data center, manufacturing, e-commerce distribution center and warehousing, power generation sectors and more. We are a leading provider of large-scale site development services in the Southeast, Northeast, Mid-Atlantic and Rocky Mountain regions of the U.S.

▼ **1.5% Revenue**
▲ **44% Operating Income**
Operating Margins Reached 22.0%

Transportation Solutions

Our Transportation Solutions segment is comprised of heavy highway, aviation and rail projects and relies heavily on federal and state infrastructure spending. The principal geographic markets of this segment are Utah, Arizona, Colorado, Nevada, Texas and the Pacific Islands.

Four-Year CAGR*
9%
Revenue

43%
Operating Income

▲ **24% Revenue**
▲ **21% Operating Income**
Operating Margins Reached 6.5%

Building Solutions

Our Building Solutions segment is comprised of our residential and commercial businesses. The principal geographic market for our residential business is Texas, specifically Dallas-Fort Worth, Houston and the surrounding communities.

Four-Year CAGR*
10%
Revenue

13%
Operating Income



▲ **1% Revenue**
▲ **6% Operating Income**
Operating Margins Reached 12.0%

Revenue and Operating Income are Full Year 2024 Versus Full Year 2023
*Compound Annual Growth Rate (CAGR)

The Sterling Way

From strategy to operations, we are committed to sustainability by operating responsibly to safeguard the environment and improve the quality of life for all. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

Exceeding Customer Expectations

We remain focused on and committed to our strategic vision to deliver even more value to our customers than ever before.

2024, Another Year of Outstanding Results

+ Revenue growth of 7%
+ Adjusted EPS growth 36.8%
+ Backlog of high-profitability work
+ STRL share price increased 91.6% versus a 23% increase in the S&P 500

Delivering Value to Our Investors

+ Strong management executing a consistent track record of proven results
+ Consistent growth of higher-margin lower-risk work and strong stock returns
+ Strong balance sheet and cash generation position
+ Diversified portfolio of service offerings and end markets

Sterling operates with transparency and accountability. We stay abreast of the ever-changing regulatory conditions that impact our operations, our neighboring communities and the environment. We remain vigilant to how we respond to climate-related risks that may impact our business, and we encourage meaningful shareholder and stakeholder engagement along the way.

Caring for Our Communities

We support numerous organizations in over 20 states for a variety of causes.

+ Food banks
+ Schools
+ Building homes
+ Blood drives
+ Community health
+ Education
+ Environmental protections

Protecting Our Environment

+ Sound governance
+ Environmentally responsible construction, services and solutions for today and tomorrow

The entrepreneurial spirit that drives us continues to deliver exceptional results and exceed customer expectations. We have the industry's best people, and we are committed to taking care of one another, our customers, our investors, our communities and the environment, **The Sterling Way.**



The Sterling Way

Sterling publishes annual sustainability reports to share our sustainability practices, goals and initiatives. We will continue to publish sustainability reports within The Sterling Way (ESG) section of our website to further communicate how we perform ethically and with full transparency through strong governance.

Building Tomorrow Today

WE ARE PROUD OF OUR SUCCESSES

Sterling is a diversified infrastructure services provider delivering peer-leading margins and cash flow. Each of our segments is performing well and is poised for continued growth as we build the facilities that enable our increasingly interconnected way of life, including the return of manufacturing to the United States and the highways, bridges and airports that connect us as well as the homes we live in.

FOCUSED ON THE ROAD AHEAD

In today's rapidly evolving world, infrastructure drives progress and is the backbone of tomorrow's America. As we look forward, we will leverage the foundation we have built and remain committed to the core tenets of our strategy, which we believe will continue to allow us to deliver exceptional value for our shareholders. We remain focused on high-margin and high-return opportunities through our disciplined approach to project selection and resource allocation. As we pursue business growth through acquisitions, our targets remain the same: opportunities that are accretive and enhance our competitive position, customer relationships or geographic reach.

SUSTAINABLE BUSINESS PRACTICES

At Sterling, we understand that every facet of our work impacts the infrastructure that enables our economy to run, our people to move and our country to grow. That is why we believe sustainable and equitable business practices are essential to our success and allow us to deliver lasting value for our stakeholders. As we undertake some of the nation's largest project sites, construct roads and bridges and lay foundations for our homes, we embrace our responsibility to develop environmentally sound solutions for our industry and to incorporate sustainable practices into everything we do.

Focus on the **bottom line**

Customer-centric culture, people-centric approach

Deliver exceptional value for our shareholders and stakeholders

---

Image details of Sterling subsidiary sites:
Cover: E-Infrastructure Solutions, Plateau project site
Page iii: E-Infrastructure Solutions, Plateau project site; Transportation Solutions, Banicki project site; Building Solutions, Tealstone project site
Page iv: Employees – Plateau; Transportation Solutions, Ralph L. Wadsworth (RLW)
Page v: Plateau project site
Page vii: Plateau project site; RLW project site; Tealstone project site
Page viii: Plateau project site
The Sterling Shareholder Letter is a part of the Company's 2024 Annual Report. For the full report, click here or visit our website at www.strlco.com.

Important Information for Investors and Stockholders

This report contains, and the officers and directors of the Company may from time to time make, statements that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about: our business strategy; our financial strategy; our industry outlook; our guidance; our expected margin growth; and our plans, objectives, expectations, forecasts, outlook and intentions. All of these types of statements, other than statements of historical fact included in this report, are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," the negative of such terms or other comparable terminology. The forward-looking statements contained in this report are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this report are not guarantees of future performance, and we cannot assure any reader that such statements will be realized, or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors listed in the "Risk Factors" section in our filings with the U.S. Securities and Exchange Commission and elsewhere in those filings. Additional factors or risks that we currently deem immaterial, that are not presently known to us or that arise in the future could also cause our actual results to differ materially from our expected results. Given these uncertainties, investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made. The forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements for any reason, whether as a result of new information, future events or developments, changed circumstances or otherwise, notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

This report contains financial measures which are not calculated in accordance with U.S. GAAP. Where presented, a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure is provided.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission File Number 1-31993

STERLING
INFRASTRUCTURE, INC.

STERLING INFRASTRUCTURE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**25-1655321**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1800 Hughes Landing Blvd., The Woodlands, Texas	**77380**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(281) 214-0777**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value per share	**STRL**	**NASDAQ**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates, based on a NASDAQ closing price of $118.34 on June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $3.55 billion.

The number of shares outstanding of the registrant's common stock as of February 24, 2025 – 30,603,090

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission and delivered to stockholders in connection with the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Sterling Infrastructure, Inc.

Annual Report on Form 10-K

Table of Contents

		Page
	PART I	
Item 1.	Business	4
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	21
Item 1C.	Cybersecurity	21
Item 2.	Properties	22
Item 3.	Legal Proceedings	22
Item 4.	Mine Safety Disclosures	22
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	[Reserved]	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	33
Item 8.	Financial Statements and Supplementary Data	34
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	65
Item 9A.	Controls and Procedures	65
Item 9B.	Other Information	66
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	66
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	67
Item 11.	Executive Compensation	67
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	67
Item 13.	Certain Relationships and Related Transactions, and Director Independence	67
Item 14.	Principal Accountant Fees and Services	67
	PART IV	
Item 15.	Exhibits, and Financial Statement Schedules	68
Item 16.	Form 10-K Summary	71
Signatures		72

PART I

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 10-K, including the documents incorporated herein by reference, contains statements that are, or may be considered to be, "forward-looking statements" regarding the Company which represent our expectations and beliefs concerning future events. These forward-looking statements are intended to be covered by the safe harbor for certain forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements included or incorporated by reference herein relate to matters that are not based on historical facts and reflect our current expectations as of the date of this annual report on Form 10-K, regarding items such as: our industry and business outlook, including relating to federal, state and municipal funding for projects, the residential home building market and demand from our customers; business strategy, including the integration of recent acquisitions and the potential for additional future acquisitions; expectations and estimates relating to our backlog; expectations concerning our market position; future operations; margins; profitability; capital expenditures; liquidity and capital resources; and other financial and operating information. Forward-looking statements may use or contain words such as "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "forecast," "future," "intend," "likely," "may," "plan," "potential," "predict," "project," "seek," "should," "strategy," "will," "would" and similar terms and phrases.

Actual events, results and outcomes may differ materially from those anticipated, projected or assumed in the forward-looking statements due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

- factors that affect demand for our services or demand in end markets, including economic recessions or volatile economic cycles;
- cost escalations associated with our contracts, due to changes in availability, proximity and cost of materials such as steel, cement, concrete, aggregates, oil, fuel and other construction materials, in U.S. trade policies and retaliatory responses from other countries, and cost escalations associated with subcontractors and labor;
- any action or inaction of suppliers, subcontractors, design engineers, joint venture partners, customers, competitors, banks, surety companies and others, which is beyond our control, including the failure of suppliers, subcontractors and joint venture partners to perform their obligations;
- factors that affect the accuracy of estimates inherent in the bidding for contracts, estimates of backlog, and "over time" revenue recognition accounting policies, including onsite conditions that differ materially from those assumed in the original bid, contract modifications, mechanical problems with machinery or equipment and effects of other risks referenced below;
- changes in costs to lease, acquire or maintain our equipment;
- changes in general economic conditions, including reductions in federal, state and local government funding for projects, changes in those governments' budgets, practices, laws and regulations and interest rate fluctuations and other adverse economic factors beyond our control in our geographic markets;
- the presence of competitors with greater financial resources or lower margin requirements than ours, and the impact of competitive bidders on our ability to obtain new backlog at reasonable margins acceptable to us;
- design/build contracts which subject us to the risk of design errors and omissions;
- our ability to obtain bonding or post letters of credit;
- adverse weather conditions;
- potential disruptions, failures or security breaches of the information technology systems on which we rely to conduct our business;
- potential risks and uncertainties relating to major public health crises;
- our dependence on a limited number of significant customers;
- our ability to attract and retain key personnel;
- increased unionization of our workforce or labor costs and any work stoppages or slowdowns;
- federal, state and local environmental laws and regulations where non-compliance can result in penalties and/or termination of contracts as well as civil and criminal liability;
- citations issued by any governmental authority, including the Occupational Safety and Health Administration;
- our ability to qualify as an eligible bidder under government contract criteria;
- delays or difficulties related to the completion of our projects, including additional costs, reductions in revenues or the payment of liquidated damages, or delays or difficulties related to obtaining required governmental permits and approvals;
- any prolonged shutdown of the government;
- our ability to successfully identify, finance, complete and integrate recent and potential acquisitions;
- our ability to raise additional capital in the future on favorable terms or at all;
- our ability to generate cash flows sufficient to fund our financial commitments and objectives;
- our ability to meet the terms and conditions of our debt obligations and covenants; and
- the other risks discussed in more detail in Item 1A "Risk Factors", other portions of this report, or our other filings with the Securities and Exchange Commission (the "SEC").

In reading this annual report on Form 10-K, you should consider these factors carefully in evaluating any forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements reflect our current expectations as of the date of this annual report on Form 10-K regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. Additional factors or risks that we currently deem immaterial, that are not presently known to us or that arise in the future could also cause our actual results to differ materially from our expected results. Given these uncertainties, investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made. Further, we may make changes to our business plans that could affect our results. Although we believe that our plans, intentions and expectations reflected in, or suggested by, the forward-looking statements that we make in this annual report on Form 10-K are reasonable, we can provide no assurance that they will be achieved.

The forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements for any reason, whether as a result of new information, future events or developments, changed circumstances, or otherwise, and notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes.

Item 1. *Business*

Overview of the Company's Business

Sterling Infrastructure, Inc. ("Sterling" or "the Company") operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States, primarily across the Southern, Northeastern, Mid-Atlantic and Rocky Mountain regions and the Pacific Islands. E-Infrastructure Solutions provides advanced, large-scale site development services for manufacturing, data centers, large scale distribution centers, warehousing, power generation and more. Transportation Solutions includes infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, rail and storm drainage systems. Building Solutions includes residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs, other concrete work, plumbing services, and surveys for new single-family residential builds. From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

In this report, unless the context otherwise indicates, "Sterling," "the Company," "we," "our" or "us" means Sterling and its consolidated subsidiaries. In addition, references to "Note" or "Notes" refer to the Notes to the Consolidated Financial Statements, included in Item 8 of Part II of this annual report on Form 10-K, unless indicated otherwise.

Business Strategy

Since 2016, our strategic vision has been based on the following elements and objectives:

Strategic Elements	Strategic Objectives
Solidifying the base	Risk Reduction
Growing high margin products and services	Bottom-Line Growth
Expansion into adjacent markets	Exceed Peer Performance
	Build a Platform for Future Accretive Growth

Solidifying the base—The Company's historic base business is our low-bid heavy highway projects within our Transportation Solutions segment. Heavy highway projects typically have gross margins of 7-8%; however, prior to 2016 our gross margin was approximately 4%. In 2016, we implemented a strategy to solidify this base business by improving bid discipline to significantly reduce the probability of project losses. Since the implementation of the strategy and application of the key objective, we have improved the heavy highway backlog gross margin and we expect gross margins to increase further as we continue to execute our strategy.

Growing high margin products and services—While solidifying the base is important to the profitability of the Company, the improvement of gross margins is limited due to the highly competitive bidding environment for heavy highway projects. In 2016, we implemented a strategy to shift our project mix from low-bid heavy highway projects to alternative delivery heavy highway projects and other higher margin work (e.g., airports, commercial, piling and shoring). In 2016, our low-bid heavy highway revenue was approximately 79% of our total revenue, but we have progressively lowered this to 15% as of December 31, 2024. The key objective in this strategic area is our focus on bottom-line growth, and the higher margin projects we target have gross margins in the range of 15% to 18% or higher.

Expansion into adjacent markets—In 2016, we implemented a strategy to pursue growth through the acquisition of companies and assets that will enable us to expand into adjacent markets and broaden the types of projects we execute. We operate a decentralized, adaptive business model, which provides us with flexibility to pursue acquisitions and other strategic transactions. Our acquisition strategy has focused on businesses that can strengthen our current portfolio, enable us to expand into complementary categories or geographic regions or provide diversification of cash flows. The companies we target for acquisition typically have gross margins of 15% or more. This strategic focus allows us to broaden our portfolio of products and services, and broaden our end customer base to remain competitive in the markets where we operate. Since 2016, we have completed eight acquisitions and regularly assess other strategic opportunities.

Recent Strategic Transactions

Myers Disposition—On November 30, 2022, we entered into an agreement (the "Agreement") and sold the Company's 50% ownership interest in its partnership with Myers & Sons Construction L.P. ("Myers") for $18 million in cash. In accordance with the Agreement's payment terms, the Company received two payments totaling $14 million in the first quarter of 2023 and two additional payments of $2 million each are due by the end of 2025 and 2027, respectively. The disposition is consistent with the Company's strategic shift to reduce its portfolio of low-bid heavy highway and water containment and treatment projects in order to reduce risk and improve the Company's margins and to focus on its strategic geographies outside of California. This strategic shift had a major effect on our operations and consolidated financial results, and accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment. See *Note 4 - Dispositions* for further discussion.

CCS Acquisition—On December 20, 2022, we completed the acquisition of Concrete Construction Services of Arizona LLC and its affiliate, CCS Contracting Services LLC (collectively "CCS"), for a purchase price of approximately $21 million. CCS's business provides concrete foundation services for residential single-family homes; this includes the preparation, pouring and finishing of post-tension concrete foundations for new housing subdivisions in the greater Phoenix, Arizona area. The results of CCS are included within our Building Solutions segment.

PPG Acquisition—On November 16, 2023, we completed the acquisition of Professional Plumbers Group, Incorporated ("PPG"), a corporation headquartered in Wylie, Texas, near Dallas-Fort Worth, for a purchase price of approximately $57 million. PPG's business provides services for all the major plumbing phases required for new single-family residential builds, which expands our suite of residential services in the Dallas-Fort Worth market to include the next critical phase of the build once the slab is complete. The results of PPG are included within our Building Solutions segment. See *Note 3 - Acquisitions* for further discussion.

Segments, Markets and Customers

The Company's internal and public segment reporting are aligned based upon the services offered by its operating groups, which represent the reportable segments. The Company's operations consist of three reportable segments: E-Infrastructure Solutions, Transportation Solutions and Building Solutions. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and *Note 21 - Segment Information* for further discussion of our business segments.

E-Infrastructure Solutions—Our E-Infrastructure Solutions segment serves large, blue-chip end users in the data center, manufacturing, e-commerce distribution center, warehousing, power generation sectors and more. We are a leading provider of large-scale site development services in the Southeast, Northeast, Mid-Atlantic and Rocky Mountain regions of the U.S. Four customers accounted for 31% of the segment's revenue in 2024, 40% in 2023 and 35% in 2022.

Transportation Solutions—Our Transportation Solutions segment is comprised of heavy highway, aviation and rail projects, and it relies heavily on federal and state infrastructure spending. The principal geographic markets of this segment are Utah, Arizona, Colorado, Nevada, Texas and the Pacific Islands. Within these principal markets, our core customers are state Departments of Transportation ("DOT(s)") and regional transit, airport, port, water and railroad authorities. Four state DOTs accounted for 47% of the segment's revenue in 2024, 50% in 2023 and 44% in 2022.

Building Solutions—Our Building Solutions segment is comprised of our residential and commercial businesses. The principal geographic market for our residential business is Texas, specifically Dallas-Fort Worth, Houston and the surrounding communities. In 2021, we expanded our residential business into the greater Phoenix area and continued this expansion in 2022 with the acquisition of the CCS business. In 2023, we further expanded our services in the Dallas-Fort Worth market to include plumbing services for all the major plumbing phases required for new single-family residential builds with our acquisition of PPG. Our core residential customer base is comprised of leading national, regional and custom home builders. Our commercial business focuses on concrete construction of multi-family foundations, parking structures, elevated slabs and other concrete work for leading developers and general contractors in commercial markets. Four customers, including their respective affiliates, accounted for 36% of the segment's revenue in 2024, 42% in 2023 and 60% in 2022.

In 2024, no individual customer accounted for more than 10% of our consolidated revenues; however we routinely construct projects for our largest customers mentioned above. The loss of any of these customers could have a material adverse effect on our business and financial results. Refer to Item 1A "Risk Factors" and *Note 19 - Concentration of Risk and Enterprise Wide Disclosures* for information on the Company's major customers that represent a concentration of risk due to their significant revenue contributions.

Competition

The competitors of our segments vary widely, from small local contractors to large international construction companies. We aim to position ourselves in the mid-level market, traditionally bidding on work too large for the small local contractors yet too small for the large national and international construction companies. However, should market conditions become less favorable, we would expect to see a convergence from both the small local contractors and large international construction companies into our targeted mid-level market. This convergence could increase competitive bidding pressure and reduce both revenue growth and margins. See Item 1A "Risk Factors" for further discussion of risks associated with our competitive environment.

Seasonality

Operations of our segments are often affected by weather conditions, especially during the first and fourth quarters of our fiscal year. These conditions may disrupt construction schedules and lead to variability in our revenues, profitability and the number of employees we require. For additional discussion regarding the potential impacts of seasonality on our business, see Item 1A "Risk Factors."

Resources

We procure raw materials essential for the operation of our segments, such as, cement, aggregate, concrete, liquid asphalt, lumber, steel and fuels, including diesel, gasoline, natural gas and propane, from a broad network of sources. Fluctuations in the price and availability of these raw materials may vary over time due to changes in market conditions and production capacities.

Backlog

Our remaining performance obligations on our projects, as defined in Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, do not differ from what we refer to as "Backlog." Our Backlog represents the amount of revenues we expect to recognize in the future from our contract commitments on projects. The contracts in Backlog are typically completed in 6 to 36 months. The value of our Backlog was $1.69 billion at December 31, 2024, as compared to $2.07 billion at December 31, 2023. The decrease in backlog in 2024 is due to the deconsolidation of our 50% owned subsidiary RHB. RHB's backlog at December 31, 2024 was $491.3 million, which is no longer included in the Company's consolidated backlog at December 31, 2024. We exclude from our Backlog any contract where we are the apparent low bidder for projects ("Unsigned Awards") until such contract is formally executed by the customer (approximately $137.9 million at December 31, 2024). Certain Building Solutions revenue is recognized upon completion at a point in time and therefore is never reflected in our Backlog. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Backlog" for a discussion and quantification of our Backlog. Also see Item 1A "Risk Factors" for further discussion of risks related to Backlog.

Contracts

Our contracts are awarded on a competitively bid basis or negotiated bid basis using a range of contracting options, including fixed-unit price, lump sum and cost-reimbursable. Each of these contract types presents advantages and disadvantages. Typically, the Company assumes more risk with lump-sum contracts; however, these types of contracts can yield additional profits if the work is completed for less than originally estimated. Under fixed-unit price contracts, the Company's profit may vary if actual labor-hour costs vary significantly from the negotiated rates. Each contract is designed to optimize the balance between risk and reward. At December 31, 2024, substantially all of our Backlog was contracted on a fixed-unit price or lump sum basis. We occasionally present claims or change orders to our clients for additional costs exceeding or not included in the initial contract price. Also, because some contracts can provide little or no fee for managing material costs, the components of contract cost can impact profitability.

Substantially all of the contracts in our Backlog contain termination for convenience clauses which allow the customer to cancel the contract at their election but would require that the Company be compensated for work performed through the date of termination and for additional contractual costs for cancellation. As part of our business, we are a party to joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. See Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our types of risk and how we mitigate cancellation and credit risk.

Insurance and Bonding

Our buildings and equipment are covered by insurance at levels our management believes to be adequate. In addition, we maintain general liability, excess liability, workers' compensation and auto insurance all in amounts deemed consistent with our risk of loss and standard industry practice.

As a normal part of the Transportation Solutions business and occasionally with the E-Infrastructure Solutions business, we are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance under the contract. Typically, a bidder for a contract must post a bid bond, generally for 5% to 10% of the bid amount, and upon being awarded the bid, must post a performance and payment bond for up to 100% of the costs to construct. Usually, upon posting of the performance bond, a contractor must also post a maintenance bond for generally 1% of the contract amount for one to two years. Our ability to obtain bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Bonding companies consider such factors in light of the amount of our Backlog that we have currently bonded and their current underwriting standards, which may change from time to time. As is customary, we have agreed to indemnify our bonding company for all losses incurred by it in connection with bonds that are issued, and we have granted our bonding company a security interest in certain assets, including accounts receivable, as collateral for such obligation.

Government and Environmental Regulations

Our operations must comply with various regulatory requirements imposed by federal, state and local agencies and authorities, including safety, wage and hour regulations and other labor issues, immigration controls, vehicle and equipment operations and other aspects of our business. For example, our operations are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state laws directed toward the protection of employees. In addition, most of our Transportation Solutions construction contracts are entered into with public authorities, and these contracts frequently impose additional governmental requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses.

All of our operations are also subject to federal, state and local laws and regulations relating to the environment, including those relating to discharges into air, water and land, climate change, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. For example, we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm run-off water at construction sites. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous wastes encountered on a project in accordance with a plan approved in advance by the customer. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") impose strict and retroactive joint and several liability upon persons responsible for releases of hazardous substances.

CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the federal Environmental Protection Agency ("EPA") and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.

Solid wastes, which may include hazardous wastes, are subject to the requirements of the federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. Although we do not generate solid waste, we occasionally dispose of solid waste on behalf of our customers. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Moreover, it is possible that additional wastes will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes, and any future "hazardous wastes" designations of the solid waste we dispose on behalf of our customers could adversely affect our business, financial condition and results of operations.

We continually evaluate whether we must take additional steps at our locations to ensure compliance with environmental laws. While compliance with applicable regulatory requirements has not materially adversely affected our operations in the past, there can be no assurance these requirements will not change and compliance will not adversely affect our operations in the future. In addition, tighter regulation for the protection of the environment and other factors may make it more difficult to obtain new permits and renewal of existing permits may be subject to more restrictive conditions than currently exist.

Human Capital

At December 31, 2024, the Company had approximately 3,000 employees, comprised of approximately 800 salaried employees and approximately 2,200 hourly employees. The percentage of our employees represented by unions at December 31, 2024 was approximately 20%. We maintain agreements with various unions representing groups of our employees at project sites, and we typically renew these agreements periodically. We consider our relationships with our employees and the applicable labor unions to be satisfactory.

Our business is dependent upon a readily available supply of management, supervisory and field personnel. Substantially all of our employees are hired on a full-time basis; however, as is typical in the construction industry, we experience a high degree of turnover as construction projects are completed. In the past, we have been able to attract a sufficient number of personnel to support the growth of our operations; however, we continue to face competition for experienced workers in all of our markets, and we cannot guarantee we will continue to attract a sufficient number of personnel.

Our employees are important to the success of our business. Hiring, developing and retaining our employees is not only important, but is a necessity for continued growth and delivery at all levels within our organization. Every employee is critical to our organization's success, and we are dedicated to ensuring that we manage our workforce's needs and requirements. We often work in tight labor markets that make hiring and retaining employees challenging. Therefore, it is critical to have a strategic plan for hiring and managing our workforce. We develop hiring practices by geographic area to ensure a customizable recruiting strategy that allows all of our businesses to thrive. Retaining our employees through various means of succession planning and other retention tools is also a critical component of our strategy, particularly for our key positions. Planning for today as well as the future is the cornerstone of our people strategy.

Our focus on diversity is at the forefront of how we operate in each of our locations. We strive to instill an inclusive culture that provides all our employees the opportunity to thrive.

As of December 31, 2024, our workforce was comprised of the following race and ethnicity demographics:

Employees as of December 31, 2024	
White	46.8%
Hispanic	46.6%
Black	2.7%
Pacific Islander	1.5%
Other	2.4%

We focus on our safety processes, which have allowed us to maintain a high level of safety at our work sites. All project employees receive hazard specific training and our newly-hired employees undergo an initial safety orientation and receive follow-up trainings during their first 90 days of employment. Our project managers and superintendents work closely with our safety department to ensure safety is planned into all of our operations before they begin. Additionally, our project foremen are required to conduct daily safety briefings with our employees. Regular safety walkthroughs are conducted by our managers, supervisors and safety staff to evaluate project conditions and observe employee safety behavior.

Access to Company's Filings

The Company maintains a website at www.strlco.com on which our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports may be accessed free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC; some directly on the website and others through a link to the SEC's website (www.sec.gov) where those reports are filed. Our website also has recent press releases, the Company's code of business conduct, the charters of the audit committee, the compensation and talent development committee, and the corporate governance and nominating committee of the Company's board of directors (the "Board of Directors") and information on the Company's "whistleblower" procedures. Our website content is made available for information purposes only. It should not be relied upon for investment purposes, and none of the information on the website is intended to be incorporated by reference into this annual report on Form 10-K.

Item 1A. *Risk Factors*

The following discussion of risk factors contains forward-looking statements. These risk factors may be important to understanding other statements in this annual report on Form 10-K. The following information should be read in conjunction with Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes in Part II, Item 8 "Financial Statements and Supplementary Data" of this annual report on Form 10-K.

Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below; any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from our past, or from our anticipated future, financial condition and operating results. Any of these factors, including additional factors that apply to all companies generally which are not specifically mentioned below, in whole or in part, could materially and adversely affect our business, prospects, financial condition, results of operations, stock price and cash flows.

Because of the following factors, as well as other factors affecting our financial condition and operating results, our past financial performance should not be considered to be a reliable indicator of our future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business and Industry

Demand for our services may decrease during economic recessions or volatile economic cycles, and a reduction in demand in end markets may adversely affect our business.

Across our three operating segments, revenue and profit are generated from infrastructure projects and services, but we do not directly control the process by which such infrastructure projects and services are awarded. The construction industry historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in business cycles of our customers, supply chain disruptions, inflationary pressures, interest rate fluctuations and other economic factors beyond our control. Many factors, including the financial condition of the infrastructure industry, could adversely affect our customers and their willingness to fund capital expenditures in the future. Additionally, consolidation, competition or capital constraints in the industries we serve may result in reduced spending by our customers.

Economic, regulatory and market conditions affecting our specific end markets may adversely impact the demand for our services, resulting in the delay, reduction or cancellation of certain projects and these conditions may continue to adversely affect us in the future.

Our dependence on suppliers of materials and subcontractors could increase our costs and impair our ability to complete contracts on a timely basis or at all.

The price and availability of the materials required to execute our projects are subject to volatility and disruptions caused by global economic factors that are beyond our control, including, but not limited to, supply chain disruptions, labor shortages, wage pressures, rising inflation and potential economic slowdown or recession, as well as fuel and energy costs, the impact of natural disasters, public health crises, geopolitical conflicts (such as the conflicts in Eastern Europe and the Middle East), and other matters that have impacted or could impact the global economy. If shortages and cost increases in materials and tightness in the labor market persist for a prolonged period of time, and we are unable to offset such cost increases, our profit margins could be adversely impacted.

We rely on third party suppliers to provide substantially all of the materials (including aggregates, cement, asphalt, concrete, steel, oil and fuel) for our contracts and third party subcontractors to perform some of the work on many of our projects. Increasing prices of materials and equipment and substantial delays in delivering supplies have and could continue to adversely impact our operations and construction projects. For the past several years, our operating margins have been adversely impacted, and may continue to be impacted, by price increases for certain materials, including fuel, concrete, steel and lumber. To the extent that we are unable to obtain commitments from our suppliers for materials or engage subcontractors, our ability to bid for contracts may be impaired.

If we do not accurately estimate the overall risks, requirements or costs related to a project when we bid for a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our revenues and backlog are derived from fixed-unit price contracts and lump sum contracts. Fixed-unit price contracts require us to provide materials and services at a fixed-unit price based on agreed quantities irrespective of our actual per unit costs. Lump sum contracts require the contract work to be completed for a single price irrespective of our actual costs incurred. Our ability to achieve profitability under such contracts is dependent upon our ability to avoid cost overruns by accurately estimating our costs and then successfully controlling our actual costs. If our cost estimates for a contract are inaccurate, or if we do not perform the contract within our cost estimates, we may incur losses due to cost overruns or the contract may be less profitable than expected. As a result, these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original estimates due to a variety of factors, that may include, but are not limited to the following:
- onsite conditions that differ from those assumed in the original bid or contract;
- failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;
- delays caused by weather conditions;
- contract or project modifications creating unanticipated costs not covered by change orders or contract price adjustments;

- changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment; and

- claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is a part.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Public sector customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our cash flow, earnings and financial position.

Further, in most cases, our contracts require completion by a scheduled acceptance date. Failure to timely complete a project could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

We service a significant portion of our contracts with our own construction equipment rather than leased or rented equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts, thereby reducing contract profitability. Further, new equipment may not be available, or it may not be purchased or rented in a cost effective manner, which could adversely affect our operating results.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to maintain or repair equipment ourselves, we may be forced to obtain third party repair services, which could increase our costs. Additionally, we rely on the availability of component parts from suppliers for the maintenance and repair of our equipment. The failure of suppliers to deliver component parts necessary to maintain our equipment could have an adverse effect on our ability to meet our commitments to customers.

We may not accurately assess and/or estimate the quality, quantity, availability and cost of aggregates we need to complete a project, particularly for projects in rural areas.

Particularly for projects in rural areas, we may estimate the quality, quantity, availability and cost for aggregates (such as sand, gravel, crushed stone, slag and recycled concrete) from sources that we have not previously used as suppliers, which increases the risk that our estimates may be inaccurate. Inaccuracies in our estimates regarding aggregates could result in significantly higher costs to supply aggregates needed for our projects, as well as potential delays and other inefficiencies. If we fail to accurately assess the quality, quantity, availability and cost of aggregates, it could cause us to incur losses, which could materially adversely affect our results of operations.

Timing of the award and performance of new contracts may fluctuate.

It is generally very difficult to predict whether and when new contracts will be offered for tender, as our contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, funding arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are necessary for then-existing needs, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

Adverse weather conditions may cause delays, which could slow completion of our construction activity.

Because all of our construction projects are performed outdoors, work on our contracts is subject to seasonal weather conditions that may delay our work and contribute to project inefficiency. Lengthy periods of wet or cold winter weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. Extreme heat or cold can prevent us from performing certain types of operations. For example, during the late fall to the early spring months of each year, our work on construction projects in the Rocky Mountain States has been curtailed at times due to snow and other work-limiting weather. In addition, our work is subject to extreme and unpredictable weather conditions, which could become more frequent or severe if general climatic changes occur. For example, in 2021 there was a Texas-wide freezing weather event that caused delays for some of our Transportation Solutions and Building Solutions operations. Future extreme weather events may limit the availability of resources, increase our costs, delay our performance of work for extended periods of time, or cause our projects to be canceled. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the cost of inefficiencies, and significant periods of bad weather typically reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability negatively affect our results of operations in current and future periods until the affected contracts are completed. To the extent climate change results in an increase in such extreme adverse weather conditions, the likelihood of a negative impact on our operations may increase.

We rely on information technology systems to conduct our business, which are subject to disruption, failure or security breaches.

We rely on information technology ("IT") systems in order to achieve our business objectives. We also rely upon industry accepted security measures and technology to securely maintain confidential information on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

Major public health crises could disrupt the Company's operations and adversely affect its business, results of operations and financial condition.

Pandemics, epidemics, widespread illness, or other public health crises that interfere with the ability of our employees, suppliers, customers, financing sources or others to conduct business have and could adversely affect the global economy and our results of operations and financial condition. For example, our business and results of operations could be materially adversely affected if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, or government actions or other restrictions in connection with any future major public health crisis.

Risks Related to Our Segments

E-Infrastructure Solutions

Our E-Infrastructure Solutions business, as well as the industries of many of our customers upon whom we are dependent, are susceptible to economic downturns, including periods of slower than anticipated economic growth.

Demand for our E-Infrastructure Solutions business is cyclical and may be vulnerable to economic downturns, market interest rate fluctuations or other adverse developments in the credit markets, and reductions in private industry spending; the effects of which may cause our customers to delay, curtail or cancel proposed and existing projects. A number of factors can adversely affect the industries we serve, including, among other things, financing or credit availability, potential bankruptcies, global and U.S. trade relationships or other geopolitical events. A reduction in cash flow or the lack of availability of debt or equity financing for our customers could cause our customers to reduce their spending for our services or affect the ability of our customers to pay amounts owed to us.

Building Solutions

The homebuilding industry is cyclical and susceptible to downward changes in general economic or other business conditions which could adversely affect our Building Solutions projects, including foundations for single-family and multi-family homes.

The Building Solutions industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels. Beginning in 2022, rising inflation and increased interest rates made home ownership less affordable, which resulted in decreased demand for single-family homes. Should these conditions, especially in the markets where we operate, continue or worsen, new home demand and prices could suffer and customers might cancel pending contracts. This impact could adversely affect the number of Building Solutions concrete projects we have or reduce the prices we can charge for these projects, either of which could result in a decrease in our revenues and earnings that could materially adversely affect our results of operations.

We cannot predict with certainty whether the decline in the U.S. housing market will continue or worsen due to changes in conditions that are beyond our control, which may include the following:

- interest rate uncertainty;
- continued or worsening inflationary pressures;
- economic downturn or recession;
- shortage of lots available for development;
- changes in demographics and population migration that impair the demand for new housing;
- labor shortages, especially craft labor, and rising costs of labor; and
- changes in the tax laws that reduce the benefits of home ownership.

Transportation Solutions

The heavy highway construction industry is highly competitive, with a variety of companies competing against us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

In the past, many of the heavy highway contracts on which we bid were awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other considerations, such as shorter contract schedules or prior experience with the customer and reputation. Within our geographic markets, we compete with many international, national, regional and local construction firms. Several of these competitors have achieved greater geographic market penetration than we have in the geographic markets in which we compete, and/or have greater resources, including financial resources, than we do. In addition, a number of international and national companies in the heavy highway industry that are larger than we are and that currently do not have a significant presence in our geographic markets, if they so desire, could establish a presence in our geographic markets and compete with us for contracts.

In addition, if the use of design-build, construction manager/general contractor (CM/GC) and other alternative project delivery methods continues to increase and we are not able to further develop our capabilities and reputation in connection with these alternative delivery methods, we will be at a competitive disadvantage, which may have a material adverse effect on our financial position, results of operations, cash flows and prospects. If we are unable to compete successfully in our markets, our relative market share and profits could also be reduced.

Our Transportation Solutions business relies on highly competitive and highly regulated state or local government contracts.

State and local government funding for public works projects is limited, thus creating a highly competitive environment for the limited number of public projects available. In addition, state and local government contracts are subject to specific procurement regulations, contract provisions and a variety of regulatory requirements relating to their formation, administration, performance and accounting. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. As a result, any violations of these regulations could bring about litigation and could cause termination of other existing state or local government contracts and result in the loss of future state or local government contracts. Due to the significant competition in the marketplace and the level of regulations on state or local government contracts, we could suffer reductions in new projects and see lower revenues and profit margins on those projects, which could have a material adverse effect on the business, operating results and financial condition.

Our Transportation Solutions business depends on our ability to qualify as an eligible bidder under state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain state or local government contracts.

State and local government agencies conduct rigorous competitive processes for awarding many contracts. Some contracts include multiple award task order contracts in which several contractors are selected as eligible bidders for future work. We will potentially face strong competition and pricing pressures for any additional Transportation Solutions contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. Our inability to qualify as an eligible bidder under state or local government contract criteria could preclude us from competing for certain other government contract awards. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain state or local government contracts and to win those Transportation Solutions contracts, could materially adversely affect our business, operations, revenues and profits.

The design-build project delivery method subjects our Transportation Solutions business to the risk of design errors and omissions.

We could be liable for a design error or omission that causes or contributes to damages with respect to one of our Transportation Solutions design-build projects. Although by contract we pass design responsibility on to the engineering firms that we engage to perform design services on our behalf for these projects, in the event of a design error or omission causing damages, there is risk that the engineering firm, its professional liability insurance, and the errors and omissions insurance that we individually purchase will not fully protect us from costs or liabilities. Any liabilities resulting from an asserted design defect with respect to our Transportation Solutions projects may have a material adverse effect on our financial position, results of operations and cash flows. Performance problems on existing and future Transportation Solutions contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the infrastructure industry and among our customers.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue for our Transportation Solutions business.

As is customary in the construction business, we are required to provide bonding to our Transportation Solutions customers to secure our performance under our contracts. Our ability to obtain bonding primarily depends upon our capitalization, working capital, borrowing capacity under our credit facilities, past performance, management expertise and reputation and certain external factors, including the overall capacity of the credit market. Bonding companies and banks consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the financial markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding would limit the amount that we can bid on new contracts for our Transportation Solutions business and could have a material adverse effect on our future revenues and business prospects.

Our Transportation Solutions business is susceptible to economic downturns and reductions in state or local government funding of infrastructure projects.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depend on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects. For example, state spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us since we are reliant upon contracts with state transportation departments for a significant portion of our revenues.

Refer to our "Business—Segments, Markets and Customers" section within Item 1 for a more detailed discussion of our geographic markets, and refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Outlook and Trends" for a discussion of our current expectations regarding federal spending.

A prolonged government shutdown may adversely affect our Transportation Solutions business.

We derive a significant portion of our Transportation Solutions revenue from governmental agencies and programs. A prolonged government shutdown could impact inspections, regulatory review and certifications, grants, approvals, or cause other situations that could result in our incurring substantial labor or other costs without reimbursement under government contracts, or the delay or cancellation of key government programs in which we are involved, all of which could have a material adverse effect on our business and results of operations.

Risks Related to Our Construction Joint Venture Partners and Customers

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

As part of our business, we are a party to construction joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these construction joint projects depends in part on whether our joint venture partners satisfy their contractual obligations.

We and our construction joint venture partners are generally jointly and severally liable for all liabilities and obligations of our construction joint ventures. If a construction joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduce our profit on a project.

Certain counterparties to construction joint venture arrangements, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint venture arrangements or not enter into new arrangements following a merger or acquisition. Any termination of a construction joint venture arrangement could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

At December 31, 2024, there was approximately $150.3 million of construction work to be completed on unconsolidated construction joint venture contracts, of which $73.6 million represented our proportionate share. We are not aware of any situation that would require us to fulfill responsibilities of our construction joint venture partners pursuant to the joint and several liability under our contracts.

We may not be able to recover on claims or change orders against clients for payment or on claims against subcontractors for performance.

We occasionally present claims or change orders to our clients for additional costs exceeding a contract price or for costs not included in the original contract price. Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. They generally include changes in specifications or design, facilities, equipment, materials, sites and periods for completion of work. Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect for customer-caused delays, errors in specifications and designs, contract terminations or other causes of unanticipated additional costs. These costs may or may not be recovered until the claim is resolved. In addition, we may have claims against subcontractors for performance or non-performance related issues that resulted in additional costs on a project. In some instances, these claims can be the subject of lengthy legal proceedings, and it is difficult to accurately predict when they will be fully resolved. A failure to promptly document and negotiate a recovery for change orders and claims could have a negative impact on our cash flows and overall ability to recover change orders and claims, which would have a negative impact on our financial condition, results of operations and cash flows.

We are dependent on a limited number of significant customers.

Due to the size and nature of our contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. Similarly, our backlog frequently reflects multiple contracts for certain customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. We are unable to predict whether a customer will have a significant downturn in their business or financial condition. The loss of business or a default or delay in payment from any one of these customers could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Most of our contracts can be canceled on short notice.

Our contracts generally have clauses that permit the cancellation of the contract unilaterally and at any time as long as the customer compensates us for the work already completed and for additional contractual costs for cancellation. A cancellation of an unfinished contract could cause our equipment and work crews to be idle for a period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

Risks Related to Our Workforce

Our business depends on our ability to attract and retain talented employees.

Our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to successfully bid for and profitably complete our work. This includes management, project managers, estimators, supervisors, foremen, equipment operators and laborers for each of our subsidiaries. The loss of the services of any of our subsidiaries' management-level personnel could have a material adverse effect on us. Our future success will also depend on our ability to hire and retain, or to attract when needed, highly-skilled personnel. Our business operations may be further impacted by general labor shortages in our industry or markets. If competition for additional employees is intense, we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting, developing and retaining new highly-skilled employees, our reputation may be harmed and our operations and future earnings may be negatively impacted. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

In Arizona, California, Hawaii, Maryland, Nevada, New Jersey and New York, we have project personnel that are unionized. Additional groups of our employees may also unionize in the future. If at any time a significant amount of our employees unionized, it could limit the flexibility of the workforce and could result in demands that might increase our operating expenses and adversely affect our profitability. Our inability to negotiate acceptable contracts with unions could result in work stoppages, and any new or extended contracts could result in increased operating costs. Each of our different employee groups could unionize at any time and would require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to agree on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. The future or continued occurrence of any of these events would be disruptive to our operations and could have a material adverse effect on our business, operating results and financial condition.

If we are unable to comply with applicable immigration laws, our ability to successfully complete contracts may be negatively impacted.

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all undocumented immigrants who work for us. Our failure to identify undocumented immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance as well as negative reputational impacts relating to health and safety matters.

Our workers are subject to hazards associated with providing construction and related services on construction sites, plants and quarries. These operating hazards can cause personal injury, loss of life, damage to or destruction of property, plant and equipment or environmental damage. On most sites, we are responsible for safety and are contractually obligated to implement safety procedures. Our safety record is an important consideration for us and for our customers. If we experience a material increase in the frequency or severity of accidents, our safety record could substantially deteriorate, which may preclude us from bidding on certain work, expose us to potential lawsuits or cause customers to cancel existing contracts.

We maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and infrastructure industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our results of operations and financial condition could be materially and adversely affected.

We contribute to multiemployer plans that could result in liabilities to us if those plans are terminated or if we withdraw from those plans.

We contribute to several multiemployer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multiemployer plan in the event of the employer's withdrawal from, or upon termination of, such plan. If we terminate, withdraw or partially withdraw from other multiemployer pension plans, we could be required to make significant cash contributions to fund that plans unfunded vested benefit, which could materially and adversely affect our financial condition and results of operations; however, we are not currently able to determine the net assets and actuarial present value of the multiemployer pension plans' unfunded vested benefits allocable to us, if any, and we are not presently aware of the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans. In addition, if the funding level of any of these multiemployer plans becomes classified as "critical status" under the Pension Protection Act of 2006, we could be required to make significant additional contributions to those plans.

Risks Related to Regulatory Matters

Environmental and other regulatory matters, including those relating to climate change, could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third party property damage or personal injury claims. In addition, growing concerns about climate change and other environmental issues could result in the imposition of additional environmental regulations. Such legislation or restrictions could increase the costs of projects for us and our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services which could in turn have a material adverse effect on our operations and financial condition. Generally, environmental laws and regulations have become, and enforcement practices and compliance standards are becoming increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could increase our compliance costs. Compliance with new regulations could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Our aggregate quarry leases in Utah and Nevada could subject us to costs and liabilities. As lessee and operator of the quarries, we could be held responsible for any contamination or regulatory violations resulting from activities or operations at the quarries. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

Recent and potential changes in U.S. trade policies and retaliatory responses from other countries may significantly increase the costs or limit supplies of materials and products used in our construction projects involving concrete.

In the recent past, the federal government imposed new or increased tariffs or duties on an array of imported materials and goods used in connection with our construction business, including steel and lumber, which raised our costs for these items (or products made with them). Foreign governments, including China, Canada and Mexico, and trading blocs, such as the European Union, have responded by imposing or increasing tariffs, duties and/or trade restrictions on U.S. goods, and are reportedly considering other measures. Any trading conflicts and related escalating governmental actions that result in additional tariffs, duties and/or trade restrictions could increase our costs further, cause disruptions or shortages in our supply chains and/or negatively impact the U.S., regional or local economies, and, individually or in the aggregate, materially and adversely affect our business and result of operations.

Tax matters, including changes in corporate tax laws and disagreements with taxing authorities, could impact our results of operations and financial condition.

We conduct business across the United States and file income taxes in the federal and various state jurisdictions. Significant judgment is required in our accounting for income taxes. In the ordinary course of our business, there are transactions and calculations in which the ultimate tax determination is uncertain. Changes in tax laws and regulations, in addition to changes and conflicts in related interpretations and other tax guidance, could materially impact our provision for income taxes, deferred tax assets and liabilities, and liabilities for uncertain tax positions. Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact the accounting for income taxes. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions, and our provision for income taxes and tax liabilities are subject to review or examination by taxing authorities in applicable tax jurisdictions. An adverse outcome of such a review or examination could adversely affect our operating results and financial condition. Further, the results of tax examinations and audits could have a negative impact on our financial results and cash flows where the results differ from the liabilities recorded in our financial statements.

Risks Related to Strategy and Acquisitions

Our strategy, which includes expanding into adjacent markets, may not be successful.

We may continue to pursue growth through the acquisition of companies or assets that will enable us to broaden the types of projects we execute and also expand into new markets. We have completed several acquisitions and plan to consider strategic acquisitions in the future. We may be unable to implement this growth strategy if we cannot identify suitable companies or assets or reach agreement on potential strategic acquisitions on acceptable terms. Moreover, an acquisition involves certain risks, including:

- difficulties in the integration of operations, systems, policies and procedures;
- enhancements in controls and procedures including those necessary for a public company may make it more difficult to integrate operations and systems;
- failure to implement proper overall business controls, including those required to support our growth, resulting in inconsistent operating and financial practices at companies we acquire or have acquired;
- termination of relationships with the key personnel and customers of an acquired company;
- additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;
- the incurrence of environmental and other liabilities, including liabilities arising from the operation of an acquired business or asset prior to our acquisition for which we are not indemnified or for which the indemnity is inadequate;
- insufficient management attention to our ongoing business; and
- inability to realize the cost savings or other financial benefits that we anticipate.

Risks Related to Our Financial Results, Financing and Liquidity

Our use of over time revenue recognition (formerly known as percentage-of-completion method) accounting related to our projects could result in a reduction or elimination of previously reported revenue and profits.

As is more fully discussed in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Estimates," we recognize contract revenue over time. This method is used because management considers the cost-to-cost measure of progress to be the best measure of progress on these contracts.

Under this method, estimated contract revenue is recognized by applying the cost-to-cost measure of progress for the period (based on the ratio of costs incurred to total estimated costs of a contract) to the total estimated revenue for the contract. Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. These adjustments could result in both increases and decreases in profit margins or losses. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant and could have an adverse effect on our business. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

We may not be able to fully realize the revenue value reported in our Backlog.

Backlog as of December 31, 2024 totaled $1.69 billion. Backlog develops as a result of new awards, which represent the potential revenue value realizable pursuant to new project commitments received by us during a given period. Backlog is measured and defined differently by companies within our industry. We refer to "Backlog" as the unearned revenue we expect to earn in future periods on our executed contracts. As the construction on our projects progresses, we increase or decrease Backlog to take into account newly signed contracts, revenue earned during the period and our estimates of the effects of changes in estimated quantities, changed conditions, change orders and other variations from previously anticipated contract revenues, including completion penalties and incentives. We cannot guarantee that the revenue projected in our Backlog will be realized, or if realized, will result in earnings.

Given these factors, our Backlog at any point in time may not accurately represent the revenue that we expect to realize during any period, and our Backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year. Inability to realize revenue from our Backlog could have an adverse effect on our business.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to obtain additional financing in the future will depend in part upon prevailing credit and equity market conditions, as well as the condition of our business and our operating results; such factors may adversely affect our efforts to arrange additional financing on terms satisfactory to us and makes us more vulnerable to adverse economic and competitive conditions.

We have pledged substantially all of our assets as collateral in connection with that certain credit agreement, dated as of October 2, 2019, by and among the Company, as borrower, certain of our subsidiaries, as guarantors, the financial institutions party thereto as lenders and BMO Bank N.A., as administrative agent for the lenders (as amended, the "Credit Agreement"), and we have additionally pledged the proceeds of and other rights under our E-Infrastructure Solutions and Transportation Solutions contracts to our bonding agent. As a result, we may have difficulty in obtaining additional financing in the future if such financing requires us to pledge assets as collateral. In addition, under our Credit Agreement, we must obtain the consent of our lenders to incur additional debt from other sources (subject to certain limited exceptions).

If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

We incurred indebtedness in connection with recent acquisitions, and the agreement governing such indebtedness contains various covenants and other provisions that impose restrictions on our ability to operate and manage our business.

As of December 31, 2024, our aggregate principal amount outstanding under our credit facility ("Credit Facility") was $317.2 million. The Credit Facility will mature on April 2, 2026. While we currently believe we will have the financial resources to meet or refinance our obligations when they come due, we cannot fully anticipate our future performance or financial condition, the future condition of the credit markets or the economy generally.

The Credit Agreement governing the indebtedness incurred by us under our Credit Facility contains certain subsidiary guarantees, which are secured by a first priority security interest in substantially all assets directly owned by such subsidiaries and us, subject to certain exceptions and limitations. The Credit Agreement contains various affirmative and negative covenants that may, subject to certain exceptions, restrict the ability of us and our subsidiaries to, among other things, grant liens, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, purchase, redeem or otherwise acquire or retire capital stock or other equity interests, or merge or consolidate with any other person, among various other things.

In addition, the Credit Agreement contains financial covenants that require us and certain of our subsidiaries to maintain certain financial ratios and to prepay outstanding loans under the Credit Agreement in certain cases with proceeds from the issuance of additional debt, asset dispositions, events of loss and excess cash flows. These requirements could limit our cash flow or impair our ability to conduct business and pursue business strategies, which could have a material adverse effect on our results of operations, cash flows or financial condition. The ability of us and our subsidiaries to comply with these provisions may be affected by events beyond our and their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our debt repayment obligations, which in turn may trigger cross-acceleration or cross-default provisions in other debt or bonding agreements. The Credit Agreement also contains a cross-default provision. This provision could have a wider impact on liquidity than might otherwise arise from a default of a single debt instrument. Our available cash and liquidity would not be sufficient to fully repay borrowings under all of our debt instruments that could be accelerated upon such an event of default.

Further, our level of indebtedness could have important other consequences to our business, including the following:

- limiting our flexibility in planning for, or reacting to, changes in the industry in which we operate;
- increasing our vulnerability to general adverse economic and infrastructure industry conditions;
- limiting our ability to fund future working capital and capital expenditures because of the need to dedicate a substantial portion of our cash flows from operations to payments on our debt service;
- placing us at a competitive disadvantage compared to our competitors that have less debt;
- limiting our ability to borrow additional funds or refinance existing debt; or
- requiring that we pledge substantial collateral, which may limit flexibility in operating our business and restrict our ability to sell assets.

We may elect to borrow, continue or convert certain term or revolving loans under our Credit Agreement to bear interest at either a base rate plus a margin, or at a one-, three-, or six-month Secured Overnight Financing Rate ("Term SOFR") plus a margin, at the Company's election. Accordingly, increases in interest rates could have a material adverse effect on our business operations, financial performance and financial condition.

To service our indebtedness and to fund working capital, we will require a significant amount of cash. Our ability to generate cash depends on many factors that are beyond our control, including the fact that adverse capital and credit market conditions may affect our ability to meet liquidity needs, access to capital and cost of capital.

Our ability to generate cash, outside of funds available through our revolving credit facility ("Revolving Credit Facility"), is subject to our operational performance, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may be unable to expand our credit capacity, which could adversely affect our operations and business. Earnings from our operations and our working capital requirements can vary from period to period, based primarily on the mix of our projects underway and the percentage of project work completed during the period. Capital expenditures may also vary significantly from period to period. We cannot provide assurance that our business will generate sufficient cash flow from operations or asset sales or that we can obtain future borrowing capacity in an amount sufficient to enable us to pay our indebtedness, to fund working capital requirements or to fund our other liquidity needs. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer.

In the event we cannot generate enough cash to satisfy our liquidity needs, we may have to seek additional financing. The Credit Agreement, subject to certain exceptions, restricts our ability to incur additional financing indebtedness. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if the level of our business activity decreased due to a market downturn. The domestic and worldwide capital and credit markets may experience significant volatility, disruptions and dislocations with respect to price and credit availability. Should we need additional funds or to refinance our existing indebtedness, we may not be able to obtain such additional funds. If internal sources of liquidity prove to be insufficient, we may not be able to successfully obtain additional financing on favorable terms, or at all.

We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot provide assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to refinance our debt on commercially reasonable terms also could have a material adverse effect on our business. If we experience operational difficulties, we may need to increase our available borrowing capacity or seek amendments to the terms of our Credit Agreement. There can be no assurance that we will be able to secure any additional capacity or amendment to our Credit Agreement or to do so on terms that are acceptable to us, in which case, our costs of borrowing could rise and our business and results of operations could be materially adversely affected.

We must manage our liquidity carefully to fund our working capital.

The need for working capital for our business varies due to fluctuations in the following amounts, among other factors:
- receivables;
- contract retentions;
- contract assets;
- contract liabilities;
- the size and status of contract mobilization payments and progress billings; and
- the amounts owed to suppliers and subcontractors.

We may have limited cash on hand and the timing of payments on our contract receivables is difficult to predict. If the timing of payments on our receivables is delayed or the amount of such payments is less than expected, our liquidity and ability to fund working capital could be materially and adversely affected.

We may be required to write down all or part of our goodwill and intangibles.

We had approximately $265 million of goodwill and $316 million of intangibles recorded on our Consolidated Balance Sheet at December 31, 2024. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations reduced by any impairments recorded subsequent to the date of acquisition. Intangible assets are recognized as an asset apart from goodwill if they arise from contractual or other legal rights or if they are separable; that is, they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged (whether there is intent to do so). A shortfall in our revenues or net income or changes in various other factors from that expected by securities analysts and investors could significantly reduce the market price of our common stock. If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill or intangible assets have been impaired. We perform an annual test of our goodwill and periodic assessments of intangible assets to determine if they have become impaired. On an interim basis, we also review the factors that have or may affect our operations or market capitalization for events that may trigger impairment testing. Write downs of goodwill and intangible assets may be substantial. If we were required to write down all or a significant part of our goodwill and/or intangible assets in future periods, our net earnings and equity could be materially adversely affected.

Failure to maintain adequate financial and management processes and internal controls could lead to errors in reporting our financial results.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. We are required to provide a report from management to our shareholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, resource challenges and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, otherwise fail to prevent financial reporting misstatements, or if we experience difficulties in implementing internal controls, our business and operating results could be harmed, and we could fail to meet our financial reporting obligations. Please refer to Item 9A of this annual report on Form 10-K for further information.

Risks Related to Our Common Stock

We cannot guarantee that our Stock Repurchase Program will be fully implemented or that it will enhance long-term stockholder value.

On December 5, 2023, the Board of Directors approved a program authorizing the Company to repurchase up to $200 million of the Company's outstanding common stock over a 24-month period (the "Stock Repurchase Program"). The timing and amount of any share repurchases is at the discretion of the Company's management, subject to the requirements of the Securities Exchange Act of 1934, as amended, and related rules. As a result, there can be no guarantee around the timing or volume of our share repurchases. We intend to finance any stock repurchases with cash on hand and through operating cash flow. There is no guarantee as to the number of shares that will be repurchased, and the Stock Repurchase Program may be extended, suspended or discontinued at any time without notice at our discretion, which may result in a decrease in the trading price of our common stock. The Stock Repurchase Program could increase volatility in and affect the price of our common stock. The existence of our Stock Repurchase Program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our common stock. Additionally, repurchases under our Stock Repurchase Program will diminish our cash reserves. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase shares after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Although our Stock Repurchase Program is intended to enhance long-term stockholder value, short-term stock price fluctuations could reduce the program's effectiveness.

Provisions in our amended and restated certificate of incorporation and in Delaware law may discourage a takeover attempt.

Our certificate of incorporation authorizes our Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the common stock respecting dividends and distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control by means of a tender offer, merger, proxy contest or otherwise. Additionally, certain provisions of the Delaware General Corporation Law or even certain provisions of our credit agreement may also discourage takeover attempts that have not been approved by the Board of Directors.

The price of our common stock has experienced volatility.

The price of our common stock has experienced volatility. Our stock price may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in "Risks Factors," variations in our quarterly operating results from our expectations or those of securities analysts or investors, downward revisions in securities analysts' estimates, and announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

In today's digital age, the security and integrity of our information systems are of paramount importance. As a company, we understand the need to protect the confidentiality, availability and integrity of our systems and data. This disclosure aims to provide an overview of our approach to cybersecurity and the potential risks and threats we face.

We have a cybersecurity program to safeguard our information systems and data, which includes policies, processes and controls designed to protect against cybersecurity threats.

The risks and threats that the Company faces in relation to cybersecurity include external threats such as hacking, malware and phishing attacks, which can compromise the security of our systems and data. Additionally, internal risks, such as employee negligence or malicious activities, can also pose significant cybersecurity threats. We continuously monitor and assess these risks to ensure the effectiveness of our cybersecurity measures. We regularly monitor our IT services to safeguard data and to help improve and stabilize our network and systems. We periodically audit our existing network and systems and make upgrades as needed. In addition to protective systems and measures, we believe that ongoing employee awareness and training play a critical role in data security. Training includes Security Awareness Proficiency Assessment ("SAPA") in pertinent knowledge areas such as internet use, email security, social media and mobile devices. Our SAPA scores are higher than the construction industry average, which we believe demonstrates our commitment to cybersecurity awareness.

In the event of a cybersecurity incident, the Company has an incident response plan. This plan outlines the steps we take to detect, respond to and recover from such incidents. Our security operations include monitoring conducted by a third-party provider in collaboration with internal teams. The Company has also invested in modern cybersecurity tools to protect and detect the systems and data from attacks and compromises.

Within our organization, we have established a cybersecurity governance structure. This structure includes key individuals on the Company's disclosure committee responsible for detecting and reporting cybersecurity incidents and events, and our Board of Directors which is responsible for cybersecurity risk oversight, with review of IT governance and data security being the responsibility of the audit committee. Throughout the year, the Board of Directors receives briefings and assessments of the Company's risks related to IT, data governance, cybersecurity and overall data security. In furtherance of its risk oversight responsibility, the audit committee provides complaint reporting procedures for the confidential, anonymous submissions by employees and others of concerns regarding questionable accounting, auditing and any other matters. These submissions are collected by an independent organization specializing in those services, and are conveyed to the chair of the audit committee and our general counsel and chief compliance officer. Additionally, in 2022, we developed an enhanced Employee Self Service portal, designed to serve as a knowledge base where employees can log in to explore the latest IT solutions, tips and resources in addition to reviewing the status of their service request.

In its risk oversight role, our Board of Directors focuses on understanding the nature of our enterprise risks, including our operations and strategic direction, as well as the adequacy of our risk management process and overall risk management system. The Board of Directors evaluates risks over the short-term and over the long-term. Risk evaluation over the short-term includes the assessment of multiple inputs, including (i) receiving management updates on our business operations, financial results and strategy and discussing risks related to the business at each regular board meeting, (ii) receiving regular reports on all significant committee activities at each regular board meeting and (iii) evaluating the risks inherent in significant transactions, as applicable. In connection with risk evaluation over the long-term, the Board of Directors also seeks out the input of subject matter experts and consultants. Accordingly, a formal, enterprise risk assessment, which includes numerous members of Company management, is performed annually as part our strategic plan process.

We are subject to various legal and regulatory requirements related to cybersecurity. Compliance with these requirements is of utmost importance to management, is a top priority for the Company and is a shared responsibility among all stakeholders. We continue to diligently work to ensure our compliance efforts align with these obligations, and we are committed to ongoing efforts to enhance our cybersecurity measures and stay vigilant against evolving threats.

We are committed to continuously improving our cybersecurity program as we recognize the ever-evolving nature of cybersecurity threats and the need to adapt our measures accordingly. We plan to focus on expanding our cybersecurity leadership, resources and expertise, and enhancing our governance and processes.

We have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations or financial condition.

Item 2. *Properties*

We own or lease properties in locations throughout the U.S. to conduct our business. We believe these facilities are adequate to meet our current and near-term requirements. The following list summarizes our principal properties by segment for which they are primarily utilized and our "Corporate" headquarters:

Location	Type of Facility	Interest	Segment(s)
The Woodlands, TX	Administrative	Leased	Corporate
Kennesaw, GA	Administrative and operations	Leased	E-Infrastructure Solutions
Austell, GA	Operations and equipment yard	Owned/Leased	E-Infrastructure Solutions
Flanders, NJ [1]	Administrative, operations and equipment yard	Leased	E-Infrastructure Solutions
Denton, TX	Administrative and operations	Owned	Building Solutions
Draper, UT [1]	Administrative and operations	Leased	All Operating Segments
Phoenix, AZ	Administrative and operations	Leased	Transportation Solutions
Houston, TX	Administrative, operations and equipment yard	Owned	Transportation Solutions
Sparks, NV [1]	Administrative and operations	Owned/Leased	Transportation Solutions
Wylie, TX [1]	Administrative and operations	Leased	Building Solutions

[1] The leased space is owned by and leased from related parties. Refer to *Note 20 - Related Party Transactions* for additional information.

All of our wholly-owned real property is encumbered, see *Note 10 - Debt* for further discussion on debt and our Credit Agreement.

Item 3. *Legal Proceedings*

The Company, including its construction joint ventures and its unconsolidated 50% owned subsidiary, is now and may in the future be involved in legal proceedings that are incidental to the ordinary course of business. The Company reviews current information about these proceedings and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters.

In the opinion of management, after consultation with legal counsel, there are currently no threatened or pending legal matters that would reasonably be expected to have a material adverse impact on the Company's Consolidated Results of Operations, Financial Position or Cash Flows. See *Note 12 - Commitments and Contingencies* for additional information.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock is traded on the NASDAQ Global Select Market under the trading symbol "STRL". On February 24, 2025, there were 615 holders of record of our common stock.

Dividend Policy

We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings and we do not anticipate paying any cash dividends. Additionally, our Credit Agreement restricts the payout of dividends. Whether or not we declare any dividends will be at the discretion of our Board of Directors considering then-existing conditions, including our financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions (including those under our Credit Agreement), business prospects and other factors that our Board of Directors considers relevant.

Issuer Purchases of Equity Securities

The following table sets forth certain information with respect to repurchases of our common stock during the quarter ended December 31, 2024 (in thousands, except per share values):

Period	Total number of shares (or units) purchased [1]	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs [1]	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs [1]
October 1 – October 31, 2024	0	$ 0.00	0	$ 149,404
November 1 – November 30, 2024	0	0.00	0	$ 149,404
December 1 – December 31, 2024	117	170.66	117	$ 129,404
Total	117	$ 170.66	117	

(1) On December 5, 2023, the Board of Directors approved a program that authorized repurchases of up to $200,000 of the Company's common stock. Under the program, the Company may repurchase its common stock in the open market or through privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. The program expires on December 5, 2025 and may be modified, extended or terminated by the Board of Directors at any time.

Performance Graph

The following Performance Graph and related information shall not be deemed to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the percentage change in the Company's cumulative total stockholder return on its common stock for the last five years with the *Dow Jones US Total Return Index*, a broad market index, and a peer group index selected by our management that includes public companies within our industry (the "2024 Peer Group").

The 2024 Peer Group index replaced the 2023 Peer Group index that was reported in the previous year. The companies in the 2024 Peer Group were selected because they comprise a broad group of publicly held corporations, each of which has some operations similar to ours. When taken as a whole, management believes the 2024 Peer Group more closely resembles our total business than any individual company in the 2024 Peer Group and more than the 2023 Peer Group as a whole.

The returns are calculated assuming that an investment with a value of $100 was made in the Company's common stock and in each index on December 31, 2019 and that all dividends were reinvested in additional shares of common stock; however, the Company has paid no dividends during the periods shown. The graph lines merely connect the measuring dates and do not reflect fluctuations between those dates. Additionally, the stock performance shown on the graph is not intended to be indicative of future stock performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sterling Infrastructure, Inc., the Dow Jones US Total Return Index and the
Company's 2024 & 2023 Peer Groups



The table below depicts the five-year performance of $100 invested on December 31, 2019 in stock or index, including reinvestment of dividends.

	December 2019	December 2020	December 2021	December 2022	December 2023	December 2024
Sterling Infrastructure, Inc.	$ 100.00	$ 132.17	$ 186.79	$ 232.95	$ 624.50	$ 1,196.38
Dow Jones US Total Return Index	$ 100.00	$ 120.40	$ 152.31	$ 122.76	$ 155.32	$ 193.29
2024 Peer Group	$ 100.00	$ 133.30	$ 189.26	$ 157.52	$ 217.66	$ 330.54
2023 Peer Group (Replaced by 2024 Peer Group)	$ 100.00	$ 126.07	$ 183.78	$ 152.13	$ 223.39	$ 356.17

The 2024 Peer Group in the graph above is comprised of the following member companies:

Company	Ticker
Ameresco, Inc.	AMRC
Arcosa, Inc.	ACA
Astec Industries, Inc.	ASTE
Chart Industries, Inc.	GTLS
Columbus McKinnon Corporation	CMCO
Comfort Systems USA, Inc.	FIX
Construction Partners, Inc.	ROAD
Dycom Industries, Inc.	DY
Eagle Materials Inc.	EXP
Granite Construction Incorporated	GVA
IES Holdings, Inc.	IESC
MYR Group Inc.	MYRG
Primoris Services Corporation	PRIM
Summit Materials, Inc.	SUM

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding our financial performance during the periods presented and significant trends that may impact our future performance. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes thereto.

OVERVIEW

General—Sterling operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States, primarily across the Southern, Northeastern, Mid-Atlantic and Rocky Mountain regions and the Pacific Islands. E-Infrastructure Solutions provides advanced, large-scale site development services for manufacturing, data centers, large scale distribution centers, warehousing, power generation and more. Transportation Solutions includes infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, rail and storm drainage systems. Building Solutions includes residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs, other concrete work, plumbing services, and surveys for new single-family residential builds. From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

SIGNIFICANT TRANSACTIONS

Myers Disposition—On November 30, 2022, we sold the Company's 50% ownership interest in its partnership with Myers for $18 million in cash. In accordance with the payment terms, the Company received two payments totaling $14 million in the first quarter of 2023, and two additional payments of $2 million each are due by the end of 2025 and 2027, respectively. The disposition is consistent with the Company's strategic shift to reduce its portfolio of low-bid heavy highway and water containment & treatment projects in order to reduce risk and improve the Company's margins and to focus on its strategic geographies outside of California. The disposition represented a strategic shift that had a major effect on our operations and consolidated financial results, and accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment. The following discussion reflects continuing operations only, unless otherwise indicated. See *Note 4 - Dispositions* for further discussion.

PPG Acquisition—On November 16, 2023, we completed the acquisition of Professional Plumbers Group, Incorporated ("PPG"), a corporation headquartered in Wylie, Texas for a purchase price of approximately $57 million. PPG's business provides services for all the major plumbing phases required for new single-family residential builds, which expands our suite of residential services in the Dallas-Fort Worth market to include the next critical phase of the build once the slab is complete. The results of PPG are included within our Building Solutions segment. See *Note 3 - Acquisitions* for further discussion.

RHB Deconsolidation—Since 2012, the Company has held a 50% ownership interest in Road and Highway Builders, LLC ("RHB"), with Rich Buenting holding the remaining 50% ownership interest. Historically, the Company fully consolidated the entity as a result of its exercise of control of the entity. On December 31, 2024, the parties executed an amendment to the RHB operating agreement to ensure the continuation of this mutually beneficial relationship while addressing the evolving needs and interest of both parties. This amendment modified the way RHB would be dispositioned in the event of the death or disability of Mr. Buenting and provides that in such event, Sterling and Mr. Buenting's estate must agree on one of four alternatives: (1) continuation of the existing ownership structure, (2) acquisition of Sterling's 50% interest by Mr. Buenting's estate at fair market value, (3) acquisition of Mr. Buenting's 50% interest by Sterling at fair market value or (4) the joint sale of RHB to a third party at fair market value.

Under GAAP, this contractual change requires that Sterling no longer consolidate RHB's results with its own and use equity method accounting with respect to Sterling's interest in the entity. Beginning January 1, 2025, the Company will report RHB's operating income as a single line item ("Other operating income (expense), net") in the Consolidated Statements of Operations and will report its interest in RHB at December 31, 2024, and thereafter, as a single line item ("Investment in unconsolidated subsidiary") in the Consolidated Balance Sheets. RHB's revenue will no longer be included in Sterling's consolidated revenue in 2025 and Sterling's consolidated backlog figures as of December 31, 2024 do not include RHB's backlog.

MARKET OUTLOOK AND TRENDS

We see favorable opportunities for long-term growth across each of our business segments. We remain focused on our strategic objectives, as described in Item 1 "Business — Business Strategy." These objectives include: 1) growth in our E-Infrastructure Solutions segment, with particular focus on large, high-value projects; 2) risk reduction through a continued shift in our Transportation Solutions business away from low-bid heavy highway work, toward alternative delivery and design-build projects; 3) continuing to grow market share and geographic presence in Building Solutions; and 4) improving our margins in each of our segments.

E-Infrastructure Solutions—Our E-Infrastructure Solutions business is driven by our customers' investments in the development of data centers, advanced manufacturing centers, e-commerce distribution centers and warehouses. We foresee significant growth opportunities tied to the implementation of multi-year capital deployment plans by data center customers, including hyperscalers, colocation providers and others. These investments are driven by the need to support the increasing use of cloud computing applications, increasing adoption and complexity of artificial intelligence applications and digital transformation across industries. Additionally, we continue to see significant opportunity related to the construction of manufacturing capacity in the U.S., including semiconductor fabrication. Following a decline in activity that began in 2023, awards in the e-commerce distribution sector began to strengthen in late 2024. Similarly, small warehouse activity, which began to decline in 2023 and remained soft in 2024, is beginning to exhibit signs of recovery.

Transportation Solutions—Our Transportation Solutions business is primarily driven by federal, state and municipal funding. Federal funds, on average, provide 50% of annual State Department of Transportation capital outlays for highway and bridge projects. We benefit from a number of federal, state and local infrastructure investment programs. At the state and local level, the November 2020 elections saw strong support for transportation initiatives with the passage of many ballot measures that secured, and in some cases increased, funding. At the Federal level, the Infrastructure Investments and Jobs Act ("IIJA"), which establishes funding for the 2022 through 2026 time period, drove significant increases in transportation funding relative to the previous five-year law. The IIJA includes approximately $643 billion in funding for transportation programs ($432 billion for highways, $109 billion for transportation and $102 billion for rail), of which $284 billion is an increase over historic investment levels that will fund new transportation infrastructure. The IIJA also includes $25 billion of funding for airport modernization As a result of the IIJA, we saw an increase in bid activity and project awards which started in the third quarter of 2022 and continued through 2023 and 2024. We expect that the combination of strong state and federal funding will allow the transportation market to remain elevated relative to historical levels in 2025 and 2026.

Building Solutions—Our Building Solutions segment is comprised of our residential and commercial businesses. The segment is driven by new home starts in Dallas-Fort Worth, the segments largest market, and continued expansion in the Houston and Phoenix markets. Building Solutions' core customer base includes top national, regional and custom home builders in our areas. In 2022, the residential market experienced significant price volatility and availability for key materials, including concrete, steel and lumber, as well as increases in subcontractor labor costs and decreased labor availability. The Company negotiated with customers to successfully recoup the increases in material and labor costs through price increases. We saw strong, consistent recovery in residential activity through 2023 and experienced volume growth across each geography. While this strength continued into early 2024, in the second quarter of 2024 the combined impact of interest rate uncertainty, affordability challenges, and developed land availability drove a decline in the market which continued through the remainder of the year. We believe the dynamics in our markets, including population growth and structural housing shortages, support a return to growth over a multi-year time period.

BACKLOG

Our remaining performance obligations on our projects, as defined in ASC 606, do not differ from what we refer to as "Backlog." Our Backlog represents the amount of revenues we expect to recognize in the future from our contract commitments on projects. The contracts in Backlog are typically completed in 6 to 36 months. Our unsigned awards ("Unsigned Awards") are excluded from Backlog until the contract is executed by our customer. We refer to the combination of our Backlog and Unsigned Awards as "Combined Backlog." Our book-to-burn ratio is determined by taking our additions to Backlog and dividing it by revenue for the applicable period. This metric allows management to monitor the Company's business development efforts to ensure we grow our Backlog and our business over time, and management believes that this measure is useful to investors for the same reason. As noted above, due to the deconsolidation of RHB, Sterling's consolidated backlog figures as of December 31, 2024 do not include RHB's backlog.

At December 31, 2024, our Backlog was $1.69 billion, as compared to $2.07 billion at December 31, 2023. Excluding RHB, the book-to-burn ratio was 1.02 for the year ended December 31, 2024. The Company's margin in Backlog has increased to 16.7% at December 31, 2024 from 15.2% at December 31, 2023, driven by a greater mix of E-Infrastructure Solutions backlog. Backlog includes $73.6 million and $112.4 million attributable to our share of estimated revenues related to joint ventures where we are a noncontrolling joint venture partner at December 31, 2024 and 2023, respectively. We anticipate that approximately 74% of our Backlog will be recognized as revenues during 2025, with substantially all remaining recognized in the twelve months following.

Unsigned Awards were $137.9 million at December 31, 2024 and $303.2 million at December 31, 2023. Combined Backlog totaled $1.83 billion at December 31, 2024 and $2.37 billion at December 31, 2023. Excluding RHB, the book-to-burn ratio was 1.01 for the year ended December 31, 2024.

Backlog and gross margin:

(In thousands)	Backlog	Gross Margin in Backlog
Fourth quarter of 2024 [(1)]	$1,693,223	16.7%
Third quarter of 2024	$2,055,081	16.8%
Second quarter of 2024	$2,098,781	16.0%
First quarter of 2024	$2,352,126	15.6%
Fourth quarter of 2023	$2,067,016	15.2%

[(1)] The decrease in backlog in the fourth quarter of 2024 is due to the deconsolidation of our 50% owned subsidiary RHB as of December 31, 2024. RHB's 2024 year end backlog of $491.3 million is not included in the Company's consolidated backlog at December 31, 2024.

A detailed discussion of our financial and operating results for the years ended December 31, 2024 and 2023 is presented in the following sections. Discussions of year-over-year comparisons for 2023 and 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our annual report on Form 10-K for the year ended December 31, 2023.

RESULTS OF OPERATIONS

Consolidated Results

The financial highlights for 2024 as compared to 2023 are as follows:

	Years Ended December 31,	
(In thousands)	**2024**	**2023**
Revenues	$ 2,115,756	$ 1,972,229
Gross profit	426,123	337,638
General and administrative expenses	(118,424)	(98,703)
Intangible asset amortization	(17,037)	(15,226)
Acquisition related costs	(421)	(873)
Other operating expense, net	(25,619)	(17,041)
Operating income	264,622	205,795
Interest, net	2,367	(15,180)
Gain on deconsolidation of subsidiary, net	91,289	—
Income before income taxes and noncontrolling interests	358,278	190,615
Income tax expense	(87,360)	(47,770)
Less: Net income attributable to noncontrolling interests	(13,457)	(4,190)
Net income from Continuing Operations	$ 257,461	$ 138,655
Gross margin	20.1%	17.1%

Revenues—Revenues were $2.12 billion for 2024, an increase of $143.5 million, or 7.3%, compared to the prior year. The increase was driven by a $152.8 million increase in Transportation Solutions and a $4.5 million increase in Building Solutions partly offset by a $13.7 million decrease in E-Infrastructure Solutions.

Gross profit and margin—Gross profit was $426.1 million for 2024, an increase of $88.5 million, or 26.2%, compared to the prior year. The Company's gross margin as a percentage of revenue increased to 20.1% in 2024, as compared to 17.1% in the prior year. The increases were driven by the aforementioned higher volume, an improved project margin mix in the E-Infrastructure Solutions and Transportation Solutions segments and the inclusion of the Texas plumbing business acquired in late 2023.

The number of contracts in progress that were not substantially complete totaled approximately 180 and 230 December 31, 2024 and 2023, respectively. These contracts are of various sizes, of different expected profitability and in various stages of completion. The nearer a contract progresses toward completion, the more visibility the Company has in refining its estimate of total revenues (including incentives, delay penalties and change orders), costs and gross profit. Thus, gross profit as a percentage of revenues can increase or decrease from comparable and subsequent quarters due to variations among contracts and depending upon the stage of completion of contracts.

General and administrative expenses—General and administrative expenses were $118.4 million, or 5.6% of revenue, for 2024, compared to $98.7 million, or 5.0% of revenue, in the prior year. The increase reflects incremental G&A from the Texas plumbing business acquired in late 2023, growth and inflation.

Other operating expense, net—Other operating expense, net, includes 50% of earnings and losses related to members' interest of our formerly consolidated 50% owned RHB subsidiary, earn-out and other miscellaneous operating income or expense. Members' interest earnings are treated as an expense and increase the liability account. The change in other operating expense, net, was an increase of $8.6 million during 2024 compared to the prior year. Members' interest earnings increased by $3.2 million during 2024 to $20.9 million from $17.7 million in the prior year, and earn-out expense increased by $5.4 million during 2024 to $4.8 million compared to income of $0.7 million in the prior year.

Interest, net—Combined interest expense and income was net income of $2.4 million in 2024, compared to net expense of $15.2 million in the prior year. The decrease in net expense was driven by higher interest income due to increased interest rates in 2024 on our growing cash balance.

Gain on deconsolidation of subsidiary, net—As a result of the RHB deconsolidation, the Company recognized a $91.3 million non-cash net gain on the transaction in accordance with GAAP, which requires the Company's 50% retained interest in RHB to be measured and recorded at fair value on December 31, 2024. See *Note 6 - 50% Owned Subsidiary* for more information.

Income taxes—The effective income tax rate was 24.4% in 2024 and 25.1% in the prior year. The rate varied from the statutory rate primarily as a result of state income taxes, non-deductible compensation, gain on the deconsolidation of subsidiary and other permanent differences. In 2024 and 2023, the Company's non-deductible compensation was offset by increased tax deductions related to stock compensation. See *Note 13 - Income Taxes* for more information.

Segment Results

The Company's operations consist of three reportable segments: E-Infrastructure Solutions, Transportation Solutions and Building Solutions. We incur certain expenses at the corporate level that relate to our business as a whole. A portion of these expenses are allocated to our business segments by various methods, but primarily on the basis of usage. The balance of the corporate level expenses are reported in the "Corporate G&A Expense" line, which is primarily comprised of corporate headquarters facility expense, the cost of the executive management team and other expenses pertaining to certain centralized functions that benefit the entire Company, but are not directly attributable to any specific business segment, such as corporate human resources, legal, governance, compliance and finance functions.

	Years Ended December 31,			
(In thousands)	**2024**	**% of Revenues**	**2023**	**% of Revenues**
Revenues				
E-Infrastructure Solutions	$ 923,728	44%	$ 937,408	48%
Transportation Solutions	783,659	37%	630,908	32%
Building Solutions	408,369	19%	403,913	20%
Total Revenues	$2,115,756		$1,972,229	
Operating Income				
E-Infrastructure Solutions	$ 203,359	22.0%	$ 140,997	15.0%
Transportation Solutions	50,869	6.5%	41,911	6.6%
Building Solutions	49,083	12.0%	46,193	11.4%
Segment Operating Income	303,311	14.3%	229,101	11.6%
Corporate General and Administrative Expense	(38,268)		(22,433)	
Acquisition Related Costs	(421)		(873)	
Total Operating Income	$ 264,622	12.5%	$ 205,795	10.4%

E-Infrastructure Solutions

Revenues—Revenues were $923.7 million for 2024, a decrease of $13.7 million, or 1.5%, compared to the prior year. The decrease was primarily driven by the timing of advanced manufacturing projects, lower volume from warehouses and other small projects, partly offset by higher volume from data centers.

Operating income—Operating income was $203.4 million, or 22.0% of revenue, for 2024, an increase of $62.4 million compared to $141.0 million, or 15.0% of revenue, in the prior year. The increases in operating income and margin were driven by a mix shift toward large mission-critical projects, partly offset by lower volume from warehouses and other small commercial projects and by the timing of advanced manufacturing projects.

Transportation Solutions

Revenues—Revenues were $783.7 million for 2024, an increase of $152.8 million, or 24.2%, compared to the prior year. The increase was driven by higher heavy highway, aviation and other non-highway services revenue.

Operating income—Operating income was $50.9 million, or 6.5% of revenue, for 2024, an increase of $9.0 million compared to $41.9 million, or 6.6% of revenue, in the prior year. The increase in operating income was driven by the aforementioned higher revenue.

Building Solutions

Revenues—Revenues were $408.4 million for 2024, an increase of $4.5 million, or 1.1%, compared to the prior year. The increase was primarily driven by the inclusion of $61.1 million of revenue from the Texas plumbing business acquired in late 2023 and an increase in residential slabs completed in the Arizona market compared to 2023, partly offset by fewer residential slabs completed in the Texas markets compared to 2023.

Operating income—Operating income was $49.1 million, or 12.0% of revenue, for 2024, an increase of $2.9 million compared to $46.2 million, or 11.4% of revenue, in the prior year. The increases in operating income and margin were driven by the inclusion of the Texas plumbing business and a mix shift towards residential, which has higher margins than commercial.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and Cash Equivalents—Total cash and cash equivalents at December 31, 2024 and 2023 were $664.2 million and $471.6 million, respectively, and included the following components:

	As of December 31,	
(In thousands)	2024	2023
Generally available	$ 566,399	$ 362,884
50% owned subsidiary [(1)]	—	72,007
Construction joint ventures	97,796	36,672
Cash and cash equivalents	$ 664,195	$ 471,563

[(1)] The decrease in 50% owned subsidiary cash and cash equivalents as of December 31, 2024 is due to the deconsolidation of our 50% owned subsidiary RHB. RHB's cash balance at December 31, 2024 of $103.8 million, is not included in the Company's Consolidated Balance Sheet as of December 31, 2024.

The following table presents consolidated information about our cash flows:

	Years Ended December 31,	
(In thousands)	2024	2023
Net cash provided by (used in):		
Operating activities	$ 497,104	$ 478,584
Investing activities	(185,849)	(87,752)
Financing activities	(118,623)	(104,534)
Net change in cash and cash equivalents	$ 192,632	$ 286,298

Operating Activities—During 2024, net cash provided by operating activities was $497.1 million compared to net cash provided by operating activities of $478.6 million in the prior year. The improvement in cash flows provided by operating activities was primarily driven by higher net income and net improvements in our accounts receivable, net contracts in progress and accounts payable balances (collectively, "Contract Capital"), as discussed below.

Changes in Contract Capital—The change in operating assets and liabilities varies due to fluctuations in operating activities and investments in Contract Capital. The changes in components of Contract Capital during the years ended December 31, 2024 and 2023 were as follows:

	Years Ended December 31,	
(In thousands)	**2024**	**2023**
Contracts in progress, net	$ 194,306	$ 226,066
Accounts receivable	(6,888)	12,805
Receivables from and equity in construction joint ventures	7,428	(3,384)
Accounts payable	(9,336)	10,307
Change in Contract Capital, net	$ 185,510	$ 245,794

During 2024, the change in Contract Capital was $185.5 million. The Company's Contract Capital fluctuations are impacted by the mix of projects in Backlog, seasonality, the timing of new awards and related payments for work performed and the contract billings to the customer as projects are completed. Contract Capital is also impacted at period-end by the timing of accounts receivable collections and accounts payable payments for projects.

Investing Activities—During 2024, net cash used in investing activities was $185.8 million, compared to net cash used of $87.8 million in the prior year. In 2024, the amount of net cash used in investing activities was primarily driven by $103.8 million of cash removed from the Company's Consolidated Balance Sheet due to the deconsolidation of RHB and $81.0 million for purchases of capital equipment. Capital equipment is acquired as needed to support changing levels of production activities and to replace retiring equipment.

Financing Activities—During 2024, net cash used in financing activities was $118.6 million compared to net cash used of $104.5 million in the prior year. In 2024, the amount of net cash used in financing activities was primarily driven by $70.6 million for the repurchase of common stock, $26.3 million of repayments on the Term Loan Facility and $21.5 million for withholding taxes paid on the net share settlement of vested equity awards.

Discontinued Operations—Cash flows from discontinued operations are disclosed below and in *Note 4 - Dispositions*, rather than separately presented in the statement of cash flows. The year ended December 31, 2022 represents the period ending November 30, 2022, the date of disposition.

(In thousands)	**Year Ended December 31, 2022**
Net cash used in:	
Operating activities of Discontinued Operations	$ (7,334)
Investing activities of Discontinued Operations	(723)
Financing activities of Discontinued Operations	(81)
Net change in cash, cash equivalents and restricted cash of Discontinued Operations	$ (8,138)

Credit Facilities, Debt and Other Capital

General—In addition to our available cash, cash equivalents and cash provided by operations, from time to time we use borrowings to finance acquisitions, our capital expenditures and working capital needs.

Credit Facility—Our amended Credit Agreement provides the Company with senior secured debt financing consisting of the following (collectively, the "Credit Facility"): (i) a senior secured first lien term loan facility (the "Term Loan Facility") in the aggregate principal amount of $350 million and (ii) a senior secured first lien revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $75 million (with a $75 million limit for the issuance of letters of credit and a $15 million sublimit for swing line loans). At December 31, 2024, we had $317.2 million of outstanding borrowings under the Term Loan Facility and no outstanding borrowings under the Revolving Credit Facility. The obligations under the Credit Facility are secured by substantially all assets of the Company and the subsidiary guarantors, subject to certain permitted liens and interests of other parties. The Credit Facility will mature on April 2, 2026.

Compliance and Other—The Credit Agreement contains various affirmative and negative covenants that may, subject to certain exceptions, restrict our ability and the ability of our subsidiaries to, among other things, grant liens, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or

make other distributions with respect to equity interests, purchase, redeem or otherwise acquire or retire capital stock or other equity interests, or merge or consolidate with any other person, among various other things. In addition, the Company is required to maintain certain financial covenants. See Note 10 - Debt for further discussion of these financial covenants. As of December 31, 2024, we were in compliance with all of our restrictive and financial covenants. The Company's debt is recorded at its carrying amount in the Consolidated Balance Sheets. Based upon the current market rates for debt with similar credit risk and maturities, at December 31, 2024 the fair value of our debt outstanding approximated the carrying value, as interest is based on Term SOFR plus an applicable margin.

Borrowings—Based on our average borrowings for 2024 and our 2025 forecasted cash needs, we continue to believe that the Company has sufficient liquid financial resources to fund our requirements for the next year of operations. Furthermore, the Company is continually assessing ways to increase revenues and reduce costs to improve liquidity. However, in the event of a substantial cash constraint, and if we were unable to secure adequate debt financing, our liquidity could be materially and adversely affected.

Issuance of Common Stock—In addition to our available cash, cash equivalents and cash provided by operations and borrowings, from time to time we issue common stock to finance acquisitions.

Bonding—As is customary in the construction business, we are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. We have pledged all proceeds and other rights under our construction contracts to our bond surety company. Events that affect the insurance and bonding markets may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. To date, we have not encountered difficulties or material cost increases in obtaining new surety bonds.

Capital Strategy—The Company will continue to explore additional revenue growth and capital alternatives to improve leverage and strengthen its financial position in order to take advantage of trends in the civil infrastructure and E-infrastructure markets. The Company expects to pursue strategic uses of its cash, such as investing in projects or businesses that meet its gross margin and overall profitability targets, managing its debt balances and repurchasing shares of its common stock.

Material Cash Requirements

The following table sets forth our material cash requirements from contractual obligations at December 31, 2024:

	Payments due by period				
(In thousands)	**Total**	**<1 Year**	**1 - 3 Years**	**4 – 5 Years**	**>5 Years**
Credit Facility	$ 317,188	$ 26,250	$ 290,938	$ —	$ —
Credit Facility interest	25,638	19,507	6,131	—	—
Other notes payable (inclusive of outstanding interest)	554	174	290	90	—
Total	$ 343,380	$ 45,931	$ 297,359	$ 90	$ —

Capital Expenditures—Capital equipment is acquired as needed by increased levels of production and to replace retiring equipment. Capital expenditures, net of disposals, incurred in 2024 were $70.8 million. Management expects net capital expenditures in 2025 to be in the range of $70 to $80 million; however, the award of a project requiring significant purchases of equipment or other factors could result in increased expenditures.

NEW ACCOUNTING STANDARDS

See the applicable section of *Note 2 - Basis of Presentation and Significant Accounting Policies* for a discussion of new accounting standards.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of the financial condition and results of operations are based on the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting policies generally accepted in the U.S. ("GAAP"). The preparation of these Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. The Company continually evaluates its estimates based on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates under different

assumptions or conditions. The Company believes the following critical accounting estimates involve more significant judgment used in the preparation of the Consolidated Financial Statements.

Revenue Recognition

Performance Obligations Satisfied Over Time—Revenue for contracts that satisfy the criteria for over time recognition is recognized as the work progresses. The Company measures transfer of control of the performance obligation utilizing the cost-to-cost measure of progress, with cost of revenue including direct costs, such as materials and labor, and indirect costs that are attributable to contract activity. Under the cost-to-cost approach, the use of estimated costs to complete each performance obligation is a significant variable in the process of determining recognized revenue and is a significant factor in the accounting for such performance obligations. Significant estimates that impact the cost to complete each performance obligation are materials, components, equipment, labor and subcontracts; labor productivity; schedule durations, including subcontractor or supplier progress; contract disputes, including claims; achievement of contractual performance requirements; and contingencies, among others. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known, including, to the extent required, the reversal of profit recognized in prior periods and the recognition of losses expected to be incurred on performance obligations in progress. Due to the various estimates inherent in contract accounting, actual results could differ from those estimates, which could result in material changes to the Company's Consolidated Financial Statements and related disclosures. See "Contract Estimates" within *Note 5 - Revenue from Customers* for further discussion.

Fair Value Measurements

The Company may use fair value measurements that involve the input of estimates that require significant judgment. The Company's use of these fair value measurements include:

- determining the purchase price allocation for an acquired business;

- determining the value of retained interest after the deconsolidation of a subsidiary;

- goodwill impairment testing when a quantitative analysis is deemed necessary; and

- long-lived asset (such as property, equipment and intangible assets) impairment testing when impairment indicators are present.

When performing quantitative fair value or impairment evaluations, the Company estimates the fair value of assets by considering the results of income-based and/or a market-based valuation method. Under the income-based method, a discounted cash flow valuation model uses recent forecasts to compare the estimated fair value of each asset to its carrying value. Cash flow forecasts are discounted using the weighted-average cost of capital for the applicable reporting unit at the date of evaluation. The weighted-average cost of capital is comprised of the cost of equity and the cost of debt with a weighting for each that reflects the Company's current capital structure. Preparation of long-term forecasts involve significant judgments involving consideration of backlog, expected future awards, customer attribution, working capital assumptions and general market trends and conditions. Significant changes in these forecasts or any valuation assumptions, such as the discount rate selected, could affect the estimated fair value of our assets and could result in impairment. Under the market-based method, market information such as multiples of comparable publicly traded companies and/or completed sales transactions are used to develop or validate our fair value conclusions, when appropriate and available.

Purchase Price Allocations—The aggregate purchase price for the PPG and CCS acquisitions were allocated to the major categories of assets and liabilities acquired based upon their estimated fair values as of the closing date, which were based, in part, upon internal and external valuations of certain assets, including specifically identified intangible assets and property and equipment. The valuations were based on the income-based and market-based valuation methods noted above. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. See *Note 3 - Acquisitions* for further discussion.

Deconsolidation of a subsidiary—As a result of the RHB deconsolidation, the Company's 50% retained interest in RHB was required to be measured and recorded at fair value on December 31, 2024 under U.S. GAAP. The fair value measurement utilizes level 3 inputs, which includes unobservable data, to measure the fair value of the retained non-controlling interests. The fair value determination was based on a combination of multiple valuation methods, which included the income-based and market-based valuation methods noted above. See *Note 6 - 50% Owned Subsidiary* for further discussion.

Goodwill—Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment or when other actions require an impairment assessment. The Company performs the annual impairment assessment for its reporting units during the fourth quarter of each year based on balances as of October 1. During the fourth quarter of 2024, 2023 and 2022, the Company performed a qualitative assessment of goodwill, and based on this assessment, no indicators of impairment were present. Factors considered include macroeconomic, industry and competitive conditions, financial performance and reporting unit specific events. These are discussed in a number of places including Item 1A "Risk Factors." Our annual assessments indicated there was no impairment of goodwill during the years ended December 31, 2024, 2023 and 2022.

Long-lived Assets—Long-lived assets, which include property, equipment and acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If a recoverability assessment is required, the estimated future cash flow associated with the asset or asset group will be compared to their respective carrying amounts to determine if an impairment exists. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on operating results and financial position. For the years ended December 31, 2024, 2023 and 2022, there were no events or changes in circumstances that would indicate a material impairment of our long-lived assets.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

Our interest rate risk relates primarily to fluctuations in variable interest rates on our revolving credit facility and term loan facility (collectively, the "Credit Facility") and our cash and cash equivalents balance. Our indebtedness as of December 31, 2024 included $317.2 million of variable rate debt under our Credit Facility. At December 31, 2024 a 100-basis point (or 1%) increase or decrease in the interest rate would increase or decrease interest expense by approximately $3.2 million per year. As of December 31, 2024, we held cash and cash equivalents of $664.2 million. At December 31, 2024 a 100-basis point (or 1%) increase or decrease in the interest rate would increase or decrease interest income by approximately $6.6 million per year.

Other

Fair Value—The carrying values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their fair values because of the short-term nature of these instruments. Based upon the current market rates for debt with similar credit risk and maturities, at December 31, 2024, the fair value of our debt outstanding approximated the carrying value, as interest is based on Term SOFR plus an applicable margin.

Inflation—While inflation did not have a material impact on our financial results for many years, since 2021, supply chain volatility and inflation has resulted in price increases in oil, fuel, lumber, concrete, steel and labor which have increased our cost of operations, and inflation has increased our general and administrative expense. Anticipated cost increases are considered in our bids to customers; however, inflation has had, and may continue to have, a negative impact on the Company's financial results.

Item 8. Financial Statements and Supplementary Data


Table of Contents


	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	35
Consolidated Statements of Operations - For the years ended December 31, 2024, 2023 and 2022	38
Consolidated Statements of Comprehensive Income - For the years ended December 31, 2024, 2023 and 2022	39
Consolidated Balance Sheets - As of December 31, 2024 and 2023	40
Consolidated Statements of Cash Flows - For the years ended December 31, 2024, 2023 and 2022	41
Consolidated Statements of Changes in Shareholders' Equity - For the years ended December 31, 2024, 2023 and 2022	42
Notes to Consolidated Financial Statements	43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Sterling Infrastructure, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Sterling Infrastructure, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 26, 2025 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition over time

As described further in Note 2 to the consolidated financial statements, revenues derived from certain contracts in the Transportation Solutions, E-infrastructure Solutions, and Building Solutions segments are recognized as the performance obligations are satisfied over time. The Company uses a ratio of project costs incurred to estimated total costs for each contract to recognize revenue. Under the cost-to-cost measure, the determination of progress towards completion requires management to prepare estimates of the costs to complete. We identified revenue recognized over time to be a critical audit matter.

The principal consideration for our determination that revenue recognized over time is a critical audit matter is that auditing management's estimate of the progress toward completion of its projects was complex and subjective. Considerable auditor judgment was required to evaluate management's determination of the forecasted costs to complete its contracts as future results may vary significantly from past estimates due to changes in facts and circumstances.

Our audit procedures related to revenue recognized over time included the following, among others.

- We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's internal controls related to the initial and ongoing monitoring of changes in the contract cost-to-cost estimates.
- For a selection of contracts, we tested the Company's cost-to-cost estimates by evaluating the appropriate application of the cost-to-cost method, testing the significant assumptions used to develop the estimated cost to complete and testing the completeness and accuracy of the underlying data.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2001.

Houston, Texas
February 26, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Sterling Infrastructure, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Sterling Infrastructure Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 26, 2025 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Alpha Boring and Tunneling, LLC ("Alpha Boring") and Dowdy Land Surveyors, LLC and Dowdy Land Surveyors, Inc. (collectively "Dowdy") whose financial statements, in the aggregate, reflect total assets and revenues constituting 1% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024. As indicated in Management's Report, Alpha Boring and Dowdy were acquired during 2024. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Alpha Boring and Dowdy.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Houston, Texas
February 26, 2025

STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2024	**2023**	**2022**
Continuing Operations:			
Revenues	$ 2,115,756	$ 1,972,229	$ 1,769,436
Cost of revenues	(1,689,633)	(1,634,591)	(1,494,869)
Gross profit	426,123	337,638	274,567
General and administrative expense	(118,424)	(98,703)	(86,480)
Intangible asset amortization	(17,037)	(15,226)	(14,100)
Acquisition related costs	(421)	(873)	(827)
Other operating expense, net	(25,619)	(17,041)	(13,290)
Operating income	264,622	205,795	159,870
Interest income	27,622	14,140	885
Interest expense	(25,255)	(29,320)	(20,591)
Gain on deconsolidation of subsidiary, net (Note 6)	91,289	—	—
Income before income taxes	358,278	190,615	140,164
Income tax expense	(87,360)	(47,770)	(41,707)
Net income, including noncontrolling interests	270,918	142,845	98,457
Less: Net income attributable to noncontrolling interests	(13,457)	(4,190)	(1,740)
Net income from Continuing Operations	**$ 257,461**	**$ 138,655**	**$ 96,717**
Discontinued Operations (Note 4):			
Pretax loss	$ —	$ —	$ (4,848)
Pretax gain on disposition	—	—	16,687
Income tax expense	—	—	(2,095)
Net income from Discontinued Operations	**$ —**	**$ —**	**$ 9,744**
Net income attributable to Sterling common stockholders	**$ 257,461**	**$ 138,655**	**$ 106,461**
Net income per share from Continuing Operations:			
Basic	$ 8.35	$ 4.51	$ 3.20
Diluted	$ 8.27	$ 4.44	$ 3.16
Net income per share from Discontinued Operations:			
Basic	$ —	$ —	$ 0.32
Diluted	$ —	$ —	$ 0.32
Net income per share attributable to Sterling common stockholders:			
Basic	$ 8.35	$ 4.51	$ 3.53
Diluted	$ 8.27	$ 4.44	$ 3.48
Weighted average common shares outstanding:			
Basic	30,830	30,755	30,199
Diluted	31,146	31,208	30,564

The accompanying Notes are an integral part of these Consolidated Financial Statements.

STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income from Continuing Operations, including noncontrolling interests	$ 270,918	$ 142,845	$ 98,457
Net income from Discontinued Operations	—	—	9,744
Net income, including noncontrolling interests	270,918	142,845	108,201
Other comprehensive income, net of tax			
Change in interest rate swap, net of tax (Note 14)	—	—	1,723
Total comprehensive income	270,918	142,845	109,924
Less: Comprehensive income attributable to noncontrolling interests	(13,457)	(4,190)	(1,740)
Comprehensive income attributable to Sterling common stockholders	$ 257,461	$ 138,655	$ 108,184

The accompanying Notes are an integral part of these Consolidated Financial Statements.

STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents ($97,796 and $24,325 related to variable interest entities ("VIEs"))	$ 664,195	$ 471,563
Accounts receivable ($17,851 and $1,771 related to VIEs)	247,050	252,435
Contract assets	55,387	88,600
Receivables from and equity in construction joint ventures	5,811	17,506
Receivable from affiliate (Note 20)	32,054	—
Other current assets	17,383	17,875
Total current assets	1,021,880	847,979
Property and equipment, net	236,795	243,648
Investment in unconsolidated subsidiary	107,400	—
Operating lease right-of-use assets, net	52,668	57,235
Goodwill	264,597	281,117
Other intangibles, net	316,390	328,397
Other non-current assets, net	17,044	18,808
Total assets	$ 2,016,774	$ 1,777,184
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable ($23,964 and $2,973 related to VIEs)	$ 130,420	$ 145,968
Contract liabilities ($51,660 and $15,741 related to VIEs)	508,846	444,160
Current maturities of long-term debt	26,423	26,520
Current portion of long-term lease obligations	20,498	19,641
Accrued compensation	36,774	27,758
Other current liabilities	18,997	14,121
Total current liabilities	741,958	678,168
Long-term debt	289,898	314,996
Long-term lease obligations	32,455	37,722
Members' interest subject to mandatory redemption and undistributed earnings	—	29,108
Deferred tax liability, net	109,360	76,764
Other long-term liabilities	16,625	16,573
Total liabilities	1,190,296	1,153,331
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common stock, par value $0.01 per share; 58,000 shares authorized, 31,170 and 30,926 shares issued and 30,669 and 30,926 shares outstanding	312	309
Additional paid in capital	288,395	293,570
Treasury stock, at cost: 501 and 0 shares	(63,121)	—
Retained earnings	582,495	325,034
Total Sterling stockholders' equity	808,081	618,913
Noncontrolling interests	18,397	4,940
Total stockholders' equity	826,478	623,853
Total liabilities and stockholders' equity	$ 2,016,774	$ 1,777,184

The accompanying Notes are an integral part of these Consolidated Financial Statements.

STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Years Ended December 31,				
		2024		**2023**		**2022**
Cash flows from operating activities:						
Net income	$	270,918	$	142,845	$	108,201
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		68,410		57,403		52,066
Amortization of debt issuance costs and non-cash interest		1,146		1,727		2,136
Gain on disposal of property and equipment		(3,473)		(5,286)		(2,637)
Gain on deconsolidation of subsidiary, net		(91,289)		—		—
Gain on debt extinguishment, net		—		—		(2,428)
Gain on disposition of Myers		—		—		(16,687)
Deferred taxes		32,573		14,746		36,492
Stock-based compensation		19,003		14,622		12,726
Change in fair value of interest rate swap		—		—		(203)
Changes in operating assets and liabilities (Note 18)		199,816		252,527		29,450
Net cash provided by operating activities		497,104		478,584		219,116
Cash flows from investing activities:						
Acquisitions, net of cash acquired		(11,223)		(51,177)		(18,004)
Disposition, net of cash disposed		—		14,000		(15,789)
Deconsolidation, net of cash		(103,829)		—		—
Capital expenditures		(80,954)		(64,379)		(60,909)
Proceeds from sale of property and equipment		10,157		13,804		4,947
Net cash used in investing activities		(185,849)		(87,752)		(89,755)
Cash flows from financing activities:						
Cash received from credit facility		—		2,562		—
Repayments of debt		(26,539)		(93,491)		(23,373)
Repurchase of common stock		(70,596)		—		—
Distributions to noncontrolling interest owners		—		(2,450)		—
Withholding taxes paid on net share settlement of equity awards		(21,452)		(9,567)		(9,416)
Debt issuance costs		—		(1,572)		—
Other		(36)		(16)		—
Net cash used in financing activities		(118,623)		(104,534)		(32,789)
Net change in cash, cash equivalents, and restricted cash		192,632		286,298		96,572
Cash, cash equivalents and restricted cash at beginning of period		471,563		185,265		88,693
Cash, cash equivalents and restricted cash at end of period		664,195		471,563		185,265
Less: restricted cash - Continuing Operations		—		—		(3,721)
Cash and cash equivalents at end of period - Continuing Operations	$	664,195	$	471,563	$	181,544
Supplemental disclosures of cash flow information:						
Cash paid during the period for interest	$	23,383	$	27,011	$	19,322
Cash paid during the period for income taxes	$	53,072	$	36,906	$	5,602
Non-cash items:						
Share consideration given for acquisitions	$	1,000	$	—	$	4,851
Deferred payments from buyer of Myers	$	—	$	—	$	18,000
Capital expenditures	$	1,868	$	12,506	$	1,925

The accompanying Notes are an integral part of these Consolidated Financial Statements.

STERLING INFRASTRUCTURE, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

| | STERLING INFRASTRUCTURE, INC. STOCKHOLDERS | | | | | | | | | |
| | Common Stock | | Additional Paid in Capital | Treasury Stock | | Retained Earnings (Deficit) | Accumulated Other Comprehensive Loss | Total Sterling Stockholders' Equity | Non-controlling Interests | Total Stockholders' Equity |
	Shares	Amount		Shares	Amount					
Balance at December 31, 2021	**29,838**	**$ 298**	**$ 280,274**	**—**	**$ —**	**$ 79,918**	**$ (1,723)**	**$ 358,767**	**$ 1,460**	**$ 360,227**
Net income	—	—	—	—	—	106,461	—	106,461	1,740	108,201
Change in interest rate swap	—	—	—	—	—	—	1,723	1,723	—	1,723
Stock-based compensation	—	—	11,526	—	—	—	—	11,526	—	11,526
Stock issued for CCS acquisition	157	2	4,849	—	—	—	—	4,851	—	4,851
Issuance of stock	920	9	678	—	—	—	—	687	—	687
Shares withheld for taxes	(330)	(3)	(9,413)	—	—	—	—	(9,416)	—	(9,416)
Balance at December 31, 2022	**30,585**	**$ 306**	**$ 287,914**	**—**	**$ —**	**$ 186,379**	**$ —**	**$ 474,599**	**$ 3,200**	**$ 477,799**
Net income	—	—	—	—	—	138,655	—	138,655	4,190	142,845
Stock-based compensation	—	—	14,332	—	—	—	—	14,332	—	14,332
Distributions to owners	—	—	—	—	—	—	—	—	(2,450)	(2,450)
Issuance of stock	515	3	907	—	—	—	—	910	—	910
Shares withheld for taxes	(174)	—	(9,567)	—	—	—	—	(9,567)	—	(9,567)
Other	—	—	(16)	—	—	—	—	(16)	—	(16)
Balance at December 31, 2023	**30,926**	**$ 309**	**$ 293,570**	**—**	**$ —**	**$ 325,034**	**$ —**	**$ 618,913**	**$ 4,940**	**$ 623,853**
Net income	—	—	—	—	—	257,461	—	257,461	13,457	270,918
Stock-based compensation	—	—	21,328	—	—	—	—	21,328	—	21,328
Repurchase of common stock	(604)	—	—	604	(70,596)	—	—	(70,596)	—	(70,596)
Issuance of stock	522	3	(13,452)	(154)	15,912	—	—	2,463	—	2,463
Shares withheld for taxes	(175)	—	(13,015)	51	(8,437)	—	—	(21,452)	—	(21,452)
Other	—	—	(36)	—	—	—	—	(36)	—	(36)
Balance at December 31, 2024	**30,669**	**$ 312**	**$ 288,395**	**501**	**$(63,121)**	**$ 582,495**	**$ —**	**$ 808,081**	**$ 18,397**	**$ 826,478**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

1. NATURE OF OPERATIONS

Business Summary

Sterling Infrastructure, Inc., ("Sterling," "the Company," "we," "our" or "us"), a Delaware corporation, operates through a variety of subsidiaries within three segments specializing in E-Infrastructure, Transportation and Building Solutions in the United States, primarily across the Southern, Northeastern, Mid-Atlantic and Rocky Mountain regions and the Pacific Islands. E-Infrastructure Solutions provides advanced, large-scale site development services for manufacturing, data centers, large scale distribution centers, warehousing, power generation and more. Transportation Solutions includes infrastructure and rehabilitation projects for highways, roads, bridges, airports, ports, rail and storm drainage systems. Building Solutions includes residential and commercial concrete foundations for single-family and multi-family homes, parking structures, elevated slabs, other concrete work, plumbing services, and surveys for new single-family residential builds. From strategy to operations, we are committed to sustainability by operating responsibly to safeguard and improve society's quality of life. Caring for our people and our communities, our customers and our investors – that is The Sterling Way.

On November 30, 2022, we completed the disposition of our 50% ownership interest in our partnership with Myers & Sons Construction L.P. ("Myers"), which represented a strategic shift that had a major effect on our operations and consolidated financial results. Accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment. The following footnotes reflect continuing operations only, unless otherwise indicated.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Presentation Basis—The accompanying Consolidated Financial Statements are presented in accordance with accounting policies generally accepted in the United States ("GAAP") and reflect all wholly owned subsidiaries and those entities the Company is required to consolidate. See the "50% Owned Subsidiary" and "Construction Joint Ventures" sections of this Note for further discussion of the Company's consolidation policy for those entities that are not wholly owned. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated in consolidation. Values presented within tables (excluding per share data) are in thousands. Reclassifications have been made to historical financial data in the Consolidated Financial Statements to conform to the current year presentation.

Estimates and Judgments—The preparation of the accompanying Consolidated Financial Statements in conformance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Company require a higher degree of judgment than others in their application. These include the recognition of revenue and earnings from construction contracts over time, the valuation of long-lived assets, goodwill and purchase accounting estimates. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

Significant Accounting Policies

Revenue Recognition—Our revenue is derived from long-term contracts for customers in our E-Infrastructure Solutions and Transportation Solutions business segments, as well as short-term projects for customers in our Building Solutions business segment. Accounting treatment for these contracts in accordance with Accounting Standards Update ("ASU") 2014-09 (Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*) is as follows:

• *Performance Obligations Satisfied Over Time*

   Recognition of Performance Obligations—A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the revenue standard. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Transportation Solutions and Business Solutions Commercial projects typically span between 12 to 36 months, and E-Infrastructure Solutions projects are between 6 to 24 months. The majority of our contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Some contracts have multiple performance obligations, most commonly due to the contract covering multiple phases of the project life cycle (design and construction).

Revenues are recognized as our obligations are satisfied over time, using the ratio of project costs incurred to estimated total costs for each contract because of the continuous transfer of control to the customer as all of the work is performed at the customer's site and, therefore, the customer controls the asset as it is being constructed. This continuous transfer of control to the customer is further supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work in process. This cost-to-cost measure is used because management considers it to be the best available measure of progress on these contracts. Contract costs include all direct material, labor, subcontract and other costs and those indirect costs determined to relate to contract performance, such as indirect salaries and wages, equipment repairs and depreciation, insurance and payroll taxes.

Items Excluded from Cost-to-Cost—Pre-contract costs are generally not material and are charged to expense as incurred, but in certain cases pre-contract recognition may be deferred if specific probability criteria are met. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Variable Consideration—Contract modifications through change orders, claims and incentives are routine in the performance of the Company's contracts to account for changes in the contract specifications or requirements. In most instances, contract modifications are not distinct from the existing contract due to the significant integration of services provided in the contract and are accounted for as a modification of the existing contract and performance obligation. Either the Company or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders that are unapproved as to both price and scope are evaluated as claims. The Company considers claims to be amounts in excess of approved contract prices that the Company seeks to collect from its customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

The Company estimates variable consideration for a performance obligation at the most likely amount to which the Company expects to be entitled (or the most likely amount the Company expects to incur in the case of liquidated damages), utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled (or will incur in the case of liquidated damages). The Company includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Company.

The effect of variable consideration on the transaction price of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in transaction price (or excluded from transaction price in the case of liquidated damages) are not resolved in the Company's favor, or to the extent incentives reflected in transaction price are not earned, there could be reductions in, or reversals of, previously recognized revenue.

- *Performance Obligations Satisfied at a Point-in-Time*

    Revenue for our Residential contracts is recognized at a point in time and utilizes an output measure for performance based on the completion of a unit of work (e.g., completion of concrete foundation). The time from starting construction to completion is typically two weeks or less. Upon fulfillment of the performance obligation, the customer is provided an invoice (or equivalent) demonstrating transfer of control to the customer.

Accounts Receivable—Receivables are generally based on amounts billed to the customer in accordance with contractual provisions. Receivables are written off based on the individual credit evaluation and specific circumstances of the customer, when such treatment is warranted. The Company performs a review of outstanding receivables, historical collection information and existing economic conditions to determine if there are potential uncollectible receivables. At December 31, 2024 and 2023, our allowance for our estimate of expected credit losses was zero.

As is customary, we have agreed to indemnify our bonding company for all losses incurred by it in connection with bonds that are issued, and we have granted our bonding company a security interest in certain assets, including accounts receivable, as collateral for such obligations.

Contracts in Progress—For performance obligations satisfied over time, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., biweekly or monthly) or upon achievement of contractual milestones. Typically, Sterling bills for advances or deposits from its customers before revenue is recognized, resulting in contract liabilities. However, the Company occasionally bills subsequent to revenue recognition, resulting in contract assets.

Many of the contracts under which the Company performs work also contain retainage provisions. Retainage refers to that portion of our billings held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. At December 31, 2024 and 2023, contract assets included $38,111 and $56,855 of retainage, respectively, and contract liabilities included $91,917 and $86,895 of retainage, respectively. Retainage on active contracts is classified as current regardless of the term of the contract and is generally collected within one year of the completion of a contract. We anticipate collecting approximately 70% of our December 31, 2024 retainage in 2025. These assets and liabilities are reported on the Consolidated Balance Sheet within "Contract assets" and "Contract liabilities" on a contract-by-contract basis at the end of each reporting period.

Contract assets decreased by $33,213 compared to December 31, 2023, primarily due to lower unbilled revenue and a decrease in retainage. Contract liabilities increased by $64,686 compared to December 31, 2023, due to the timing of advance billings and work progression, partly offset by an increase in retainage. Revenue recognized for the year ended December 31, 2024 that was included in the contract liability balance on December 31, 2023 was $357,581. Revenue recognized for the year ended December 31, 2023 that was included in the contract liability balance at December 31, 2022 was $194,132.

50% Owned Subsidiary—Since 2012, the Company has held a 50% ownership interest in Road and Highway Builders, LLC ("RHB"), with Rich Buenting holding the remaining 50% ownership interest. Historically, the Company fully consolidated the entity as a result of its exercise of control of the entity. On December 31, 2024, the parties executed an amendment to the RHB operating agreement to ensure the continuation of this mutually beneficial relationship while addressing the evolving needs and interest of both parties. This amendment modified the way RHB would be dispositioned in the event of the death or disability of Mr. Buenting and provides that in such event, Sterling and Mr. Buenting's estate must agree on one of four alternatives: (1) continuation of the existing ownership structure, (2) acquisition of Sterling's 50% interest by Mr. Buenting's estate at fair market value; (3) acquisition of Mr. Buenting's 50% interest by Sterling at fair market value; or (4) the joint sale of RHB to a third party at fair market value.

Under GAAP, this contractual change requires that Sterling no longer consolidate RHB's results with its own and use equity method accounting with respect to Sterling's interest in the entity. Beginning January 1, 2025, the Company will report RHB's operating income as a single line item ("Other operating income (expense), net") in the Consolidated Statements of Operations and will report its interest in RHB at December 31, 2024, and thereafter, as a single line item ("Investment in unconsolidated subsidiary") in the Consolidated Balance Sheets. RHB's revenue will no longer be included in Sterling's consolidated revenue in 2025 and Sterling's consolidated remaining performance obligations ("RPOs") as of December 31, 2024 do not include RHB's RPOs.

Prior to the contractual change, the subsidiary had a mandatory redemption provision which, under circumstances outlined in the previous operating agreement, was certain to occur and obligated the Company to purchase the partner's remaining 50% interests for $20,000. This amount, along with any undistributed earnings, were included in "Members' interest subject to mandatory redemption and undistributed earnings" within the Consolidated Balance Sheets as a liability. Upon the contractual change, we derecognized the liability and recognized our retained equity method interest in RHB at fair value, resulting in a net gain to the Company on December 31, 2024. See *Note 6 - 50% Owned Subsidiary* for more information.

Construction Joint Ventures—In the ordinary course of business, the Company executes specific projects and conducts certain operations through joint venture arrangements (referred to as "joint ventures"). The Company has various ownership interests in these joint ventures, with such ownership typically proportionate to the Company's decision making and distribution rights.

Each joint venture is assessed at inception and on an ongoing basis as to whether it qualifies as a Variable Interest Entity ("VIE") under the consolidations guidance in ASC Topic 810. If at any time a joint venture qualifies as a VIE, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of the VIE and therefore needs to consolidate the VIE.

If the Company determines it is not the primary beneficiary of the VIE or only has the ability to significantly influence, rather than control the joint venture, it is not consolidated. The Company accounts for unconsolidated joint ventures using a pro-rata basis in the Consolidated Statements of Operations and as a single line item ("Receivables from and equity in construction joint ventures") in the Consolidated Balance Sheets. This method is a permissible modification of the equity method of accounting which is a common practice in the construction industry.

Cash, Cash Equivalents and Restricted Cash—Our cash and cash equivalents are comprised of highly liquid investments with maturities of three months or less. The Company maintains its cash and cash equivalents at major financial institutions. The cash and cash equivalents balance at one or more of these financial institutions exceeds the Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company periodically assesses the credit risk associated with these financial institutions and believes that the risk of loss is minimal. Restricted cash of zero is included in "Other current assets" on the Consolidated Balance Sheets at December 31, 2024 and 2023. Restricted cash primarily represents cash deposited by the Company into separate accounts and designated as collateral for standby letters of credit in the same amount in accordance with contractual agreements.

Property and Equipment—Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, including buildings and improvements (5 to 39 years) and plant and field equipment (5 to 20 years). Renewals and betterments that substantially extend the useful life of an asset are capitalized and depreciated. Leasehold improvements are depreciated over the lesser of the useful life of the asset or the applicable lease term. See *Note 8 - Property and Equipment* for disclosure of the components of property and equipment.

Lease Arrangements—In the ordinary course of business, the Company enters into a variety of lease arrangements, including operating and finance leases.

• *Operating & Finance Leases*—The Company determines if an arrangement is a lease at inception. The operating lease right-of-use ("ROU") assets are included within the Company's non-current assets and lease liabilities are included in current or non-current liabilities on the Company's Consolidated Balance Sheets. Finance leases are included in "Property and equipment," "Current maturities of long-term debt" and "Long-term debt" on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to use, or control the use of, a specified asset for the lease term. Lease liabilities are the Company's obligation to make lease payments arising from a lease and are measured on a discounted basis. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term on the commencement date. The operating lease ROU asset includes any lease payments made and initial direct costs incurred and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments continues to be recognized on a straight-line basis over the lease term.

Goodwill—Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition. Goodwill is not amortized, but instead is reviewed for impairment at least annually at a reporting unit level, absent any interim indicators of impairment. Interim testing for impairment is performed if indicators of potential impairment exist. We perform our annual impairment assessment during the fourth quarter of each year which typically consists of a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its net book value, including goodwill. Factors used in our qualitative assessment include, but are not limited to, macroeconomic conditions, market conditions, cost factors, overall financial performance and Company and reporting unit specific events. If we identify a potential impairment in our qualitative assessment, we perform a quantitative assessment by comparing the fair value of the applicable reporting unit to its net book value, including goodwill. To determine the fair value of our reporting units and test for impairment, we utilize an income approach (discounted cash flow method) as we believe this is the most direct approach to incorporate the specific economic attributes and risk profiles of our reporting units into our valuation model. We generally do not utilize a market approach, given the lack of relevant information generated by market transactions involving comparable businesses. However, to the extent market indicators of fair value become available, we would consider such market indicators in our discounted cash flow analysis and determination of fair value. Refer to *Note 9 - Goodwill and Other Intangible Assets* for our disclosure regarding goodwill impairment testing.

Evaluating Impairment of Other Intangible Assets and Other Long-Lived Assets—Our finite-lived intangible assets are amortized over their estimated remaining useful economic lives. Our project-related intangible assets are amortized as the applicable projects progress, customer relationships are amortized utilizing an accelerated method based on the pattern of cash flows expected to be realized, taking into consideration expected revenues and customer attrition, and our other intangibles are amortized utilizing a straight-line method. When events or changes in circumstances indicate that finite-lived intangible and other long-lived assets may be impaired, an evaluation is performed. If the asset or asset group fails the recoverability test, we will perform a fair value measurement to determine and record an impairment charge. See *Note 9 - Goodwill and Other Intangible Assets* for further discussion.

Federal and State Income Taxes—We determine deferred income tax assets and liabilities using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We recognize the financial statement benefit of a tax position only after determining the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. As a result of the Company's analysis, management has determined the Company has an Uncertain Tax Position ("UTP") liability of $6,733 and an additional liability related to the UTP for penalties of $1,346 and interest of $1,109 at December 31, 2024. The Company's policy is to recognize interest related to any underpayment of taxes as interest expense and penalties as administrative expense. Refer to *Note 13 - Income Taxes* for further information regarding our federal and state income taxes.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting - Improvements to Reportable Segment Disclosures" which requires companies to disclose significant segment expense categories and amounts for each reportable segment. A significant segment expense is an expense that is significant to the segment, regularly provided to or easily computed from information regularly provided to the Chief Operating Decision Maker ("CODM"), and included in the reported measure of segment profit or loss. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. This ASU affects financial statement disclosure only, and its adoption in the fourth quarter of 2024 did not impact our results of operations or financial position. See *Note 21 - Segment Information* for further discussion.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosure" which requires companies to disclose disaggregated information about a reporting entity's effective tax rate reconciliation, using both percentages and reporting currency amounts for specific standardized categories. Separate disclosures will be required for any reconciling items that are equal to or greater than a specified quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company plans to adopt the provisions of ASU 2023-09 in fiscal year 2025. This ASU affects financial statement disclosure only, and its adoption will not affect our results of operations or financial position.

In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses" which requires companies to disclose disaggregated information for prescribed expense categories within relevant income statement expense line items. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and plans to adopt the provisions of ASU 2024-03 in fiscal year 2027. This ASU affects financial statement disclosure only, and its adoption will not affect our results of operations or financial position.

3. ACQUISITIONS

PPG Acquisition

On November 16, 2023, Sterling acquired Professional Plumbers Group, Incorporated ("PPG") (the "PPG Acquisition"). PPG provides all the major plumbing phases for new residential builds, expanding Sterling's suite of residential services in the Dallas-Fort Worth market. The PPG Acquisition is accounted for using the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. The results of PPG are included within our Building Solutions segment.

Purchase Consideration—Sterling completed the PPG Acquisition for a purchase price of $56,693, net of cash acquired, detailed as follows:

Cash consideration transferred, net of cash acquired	$	50,002
Earn-out [1]		4,500
Target working capital adjustment		2,191
Total fair value of consideration	$	56,693

[1] The earn-out arrangement requires the Company to pay up to $20,000 based upon PPG's achievement of certain cumulative EBITDA targets for a three year period ending on December 31, 2026. No payment shall be made if the cumulative EBITDA targets are not achieved.

Purchase Price Allocation—The aggregate purchase price noted above was allocated to the assets and liabilities acquired based upon their estimated fair values at the acquisition closing date, which were based, in part, upon an external appraisal and valuation of certain assets, including specifically identified intangible assets. The excess of the fair value of consideration over the estimated fair value of the net tangible and identifiable intangible assets acquired totaling $18,671 was recorded as goodwill. This goodwill represents the value of expected future earnings and cash flows, as well as the synergies created by the integration of the new business within our organization, including cross-selling opportunities to help strengthen our existing service offerings and expand our market position. The goodwill and intangibles related to the acquisition are not expected to be deductible for tax purposes.

The following table summarizes our purchase price allocation at the acquisition closing date, net of cash acquired:

Net tangible assets (liabilities):	
Accounts receivable	$ 2,588
Other current assets	1,460
Property and equipment, net	1,679
Other non-current assets, net	2,394
Accounts payable	(1,268)
Deferred tax liability	(10,525)
Other current and non-current liabilities	(2,806)
Total net tangible liabilities	(6,478)
Identifiable intangible assets	44,500
Goodwill	18,671
Total fair value of consideration transferred	$ 56,693

During the year ended December 31, 2024, the total consideration and purchase price allocation changed by $38, primarily due to the finalization of the working capital adjustment.

Identifiable Intangible Assets—Intangible assets identified as part of the PPG Acquisition are reflected in the table below and are recorded at their estimated fair value, as determined by the Company's management, based on available information which includes a valuation from external experts. The estimated useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute directly or indirectly to future cash flows.

	Weighted Average Life (Years)	November 16, 2023 Fair Value
Customer relationships	20	$ 43,400
Trade names	15	1,100
Total		$ 44,500

Supplemental Pro Forma Information (Unaudited)—The following unaudited pro forma combined financial information ("the pro forma financial information") gives effect to the PPG Acquisition, accounted for as a business combination using the acquisition method of accounting. The pro forma financial information reflects the PPG Acquisition and related events as if they occurred at the beginning of the period and includes adjustments to (1) include additional intangible asset amortization associated with the PPG Acquisition, (2) include additional depreciation, G&A and tax expense, and (3) include the pro forma results of PPG for the year ended December 31, 2023. This pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the pro forma events taken place on the dates indicated. Further, the pro forma financial information does not purport to project the future operating results of the combined company following the PPG Acquisition.

	Year Ended December 31, 2023
Pro forma revenue	$ 2,033,081
Pro forma net income from Continuing Operations	$ 149,036

Other Acquisitions

CCS Acquisition—On December 20, 2022, we completed the acquisition of Concrete Construction Services of Arizona LLC and its affiliated company's business (collectively "CCS") for a purchase price of approximately $21,000. The business of CCS provides residential single-family home concrete foundations, including the preparation, pouring and finishing of post-tension concrete foundations in new housing subdivisions in the Greater Phoenix area. The results of CCS are included within Tealstone which is included within our Building Solutions segment.

4. DISPOSITIONS

Myers Disposition—On November 30, 2022, we entered into an agreement (the "Agreement") and sold the Company's 50% ownership interest in its partnership with Myers & Sons Construction L.P. ("Myers") for $18,000 in cash. In accordance with the Myers Agreement's payment terms, the Company received two payments totaling $14,000 in the first quarter of 2023, and two additional payments of $2,000 each are due by the end of 2025 and 2027, respectively. The disposition represented a strategic shift that had a major effect on our operations and consolidated financial results, and accordingly, the historical results of Myers have been presented as discontinued operations in our Consolidated Statements of Operations. Prior to being disclosed as a discontinued operation, the results of Myers were included within our Transportation Solutions segment.

The following table presents the components of net income from discontinued operations. The year ended December 31, 2022 represents the period ending November 30, 2022, the date of disposition.

	Year Ended December 31, 2022
Revenues	$ 196,134
Cost of revenues	(192,886)
Gross profit	3,248
General and administrative expense	(13,751)
Other operating income (expense), net	3,158
Operating (loss) income	(7,345)
Net interest income (expense)	69
Gain on extinguishment of debt	2,428
Pretax loss	(4,848)
Pretax gain on disposition	16,687
Total pretax income from Discontinued Operations	11,839
Income tax expense	(2,095)
Net income from Discontinued Operations	$ 9,744

The following table presents the cash flows from discontinued operations. The year ended December 31, 2022 represents the period ending November 30, 2022, the date of disposition.

	Year Ended December 31, 2022
Net cash provided by (used in):	
Operating activities of Discontinued Operations	$ (7,334)
Investing activities of Discontinued Operations	(723)
Financing activities of Discontinued Operations	(81)
Net change in cash, cash equivalents, and restricted cash of Discontinued Operations	$ (8,138)

5. REVENUE FROM CUSTOMERS

Remaining Performance Obligations—RPOs represent the aggregate amount of our contract transaction price related to performance obligations that are unsatisfied or partially satisfied at the end of the period. RPOs include the entire expected revenue values for joint ventures we consolidate and our proportionate value for those we proportionately consolidate. RPOs may not be indicative of future operating results. Projects included in RPOs may be canceled or modified by customers; however, the customer would be obligated to compensate the Company for additional contractual costs for cancellation or modifications. The following table presents the Company's RPOs, by segment:

	December 31,	
	2024	2023
E-Infrastructure Solutions RPOs	$ 1,032,109	$ 813,729
Transportation Solutions RPOs [1]	622,085	1,184,496
Building Solutions RPOs - Commercial	39,029	68,791
Total RPOs	$ 1,693,223	$ 2,067,016

[1] The decrease in Transportation Solutions RPOs at the end of 2024 is primarily due to the deconsolidation of our 50% owned subsidiary RHB as of December 31, 2024. RHB's 2024 year end RPOs of $491,255 is not included in the Company's consolidated RPOs at December 31, 2024.

The Company expects to recognize approximately 74% of its RPOs as revenue during the next twelve months, and the balance thereafter.

Revenue Disaggregation—The following tables present the Company's revenue disaggregated by major end market and contract type:

	Years Ended December 31,		
Revenues by major end market	**2024**	**2023**	**2022**
E-Infrastructure Solutions Revenues	$ 923,728	$ 937,408	$ 905,277
Heavy Highway	547,278	453,042	391,894
Aviation	85,005	70,784	82,950
Other	151,376	107,082	67,706
Transportation Solutions Revenues	783,659	630,908	542,550
Residential	306,547	273,699	207,674
Commercial	101,822	130,214	113,935
Building Solutions Revenues	408,369	403,913	321,609
Total Revenues	$ 2,115,756	$ 1,972,229	$ 1,769,436
Revenues by contract type			
Lump Sum	$ 1,040,490	$ 1,076,432	$ 1,001,290
Fixed-Unit Price	756,468	613,842	556,234
Residential and Other	318,798	281,955	211,912
Total Revenues	$ 2,115,756	$ 1,972,229	$ 1,769,436

Variable Consideration

The Company has projects that it is in the process of negotiating, or awaiting final approval of, unapproved change orders and claims with its customers. The Company is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. Unapproved change order and claim information has been provided to the Company's customers and negotiations with the customers are ongoing. If additional progress with an acceptable resolution is not reached, legal action will be taken. Based upon the Company's review of the provisions of its contracts, specific costs incurred and other related evidence supporting the unapproved change orders and claims, together in some cases as necessary with the views of the Company's outside claim consultants, the Company concluded it was appropriate to include in project price amounts of $4,000 and $5,225, at December 31, 2024 and 2023, respectively, relating to unapproved change orders and claims. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Contract Estimates

Accounting for long-term contracts and programs involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes such profit over the life of the contract. Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements, may result in changes in revenue and are recognized in the period in which the changes are determined. Changes in contract estimates on performance obligations satisfied or partially satisfied in previous periods resulted in net revenue increases of $135,344, $58,827 and $52,268 for the years ended December 31, 2024, 2023 and 2022, respectively, and are included in "Operating income" on the Consolidated Statements of Operations.

6. 50% OWNED SUBSIDIARY

The Company has a 50% ownership interest in Road and Highway Builders, LLC, which through December 31, 2024 was a subsidiary that the Company had fully consolidated as a result of its exercise of control over the entity. The earnings attributable to the 50% portion the Company does not own were approximately $20,900, $17,700 and $13,300 for 2024, 2023 and 2022, respectively, and were eliminated within "Other operating expense, net" in the Consolidated Statements of Operations. Any undistributed earnings were included in "Members' interest subject to mandatory redemption and undistributed earnings" within the Consolidated Balance Sheets.

The subsidiary had a mandatory redemption provision which, under circumstances outlined in the previous operating agreement, was certain to occur and obligated the Company to purchase the partner's remaining 50% interests for $20,000. The purchase obligation was also recorded in "Members' interest subject to mandatory redemption and undistributed earnings" on the Consolidated Balance Sheets.

The liability consisted of the following at December 31, 2023:

	December 31, 2023
Members' interest subject to mandatory redemption	$ 20,000
Accumulated earnings, net of distributions	9,108
Total liability	$ 29,108

RHB Deconsolidation—On December 31, 2024, the RHB operating agreement was amended to ensure the continuation of this mutually beneficial relationship while addressing the evolving needs and interest of both parties. This amendment modified the way RHB would be dispositioned in the event of the death or disability of Mr. Buenting. The relationship between the Company, RHB, and Mr. Buenting as related parties existed both prior to and following the amendment, and their continued involvement with RHB is unaffected by the amendment. Under GAAP, this contractual change requires that Sterling no longer consolidate RHB's results with its own and use equity method accounting with respect to Sterling's interest in the entity. Beginning January 1, 2025, the Company will report RHB's operating income as a single line item ("Other operating income (expense), net") in the Consolidated Statements of Operations and will report its interest in RHB at December 31, 2024, and thereafter, as a single line item ("Investment in unconsolidated subsidiary") in the Consolidated Balance Sheets. RHB's revenue will no longer be included in Sterling's consolidated revenue in 2025 and Sterling's consolidated RPOs as of December 31, 2024 do not include RHB's RPOs.

As a result of the RHB deconsolidation, the Company recognized a $91,289 non-cash net gain on the transaction in accordance with GAAP, which requires the derecognition of the liability mentioned above, and the Company's 50% retained interest in RHB to be measured and recorded at fair value on December 31, 2024. The fair value measurement utilizes level 3 inputs, which includes unobservable data, to measure the fair value of the retained non-controlling interests. The fair value determination was based on a combination of multiple valuation methods, which included an income approach, using the discounted cash flow method, and a market value approach, which incorporates estimates of future earnings and market valuation multiples for certain guideline companies. Under the income approach, the key valuation assumptions used in determining the fair value were: (a) expected cash flow for a period of five years based on our best estimate of revenue growth rates and projected operating margins; (b) terminal value based upon a terminal growth rate of 3%; and (c) a discount rate of 17.5% based on the Company's best estimate of the weighted average cost of capital adjusted for certain risks for the Company. Of the net gain, $94,225 resulted from remeasuring our 50% retained interest to fair value. This amount represents the basis difference between the equity method investment cost and the Company's proportional share of the carrying amount of RHB's net assets. A hypothetical purchase price allocation, performed on the remeasurement date, revealed basis differences related to equipment, intangible assets, and goodwill. The Company will track the identified basis differences and depreciate or amortize them into equity method earnings and losses, depending on the nature of the respective basis difference.

7. CONSTRUCTION JOINT VENTURES

Joint Ventures with a Controlling Interest—As discussed in *Note 2 - Basis of Presentation and Significant Accounting Policies*, we consolidate any venture that is determined to be a VIE for which we are the primary beneficiary, or which we otherwise effectively control. The equity held by the remaining owners and their portions of net income (loss) are reflected in stockholders' equity on the Consolidated Balance Sheets line item "Noncontrolling interests" and in the Consolidated Statements of Operations line item "Net income attributable to noncontrolling interests," respectively.

Summary VIE information is as follows:

	Years Ended December 31,	
	2024	2023
Revenues	$ 56,154	$ 43,746
Operating income	$ 7,895	$ 4,241
Net income	$ 8,761	$ 5,459

Joint Ventures with a Noncontrolling Interest—The Company accounts for unconsolidated joint ventures using a pro-rata basis in the Consolidated Statements of Operations and as a single line item ("Receivables from and equity in construction joint ventures") in the Consolidated Balance Sheets. This method is a permissible modification of the equity method of accounting, which is a common practice in the construction industry. Combined financial amounts of joint ventures in which the Company has a noncontrolling interest and the Company's share of such amounts which are included in the Company's Consolidated Financial Statements are shown below:

	As of December 31,	
	2024	**2023**
Current assets	$ 56,545	$ 51,604
Current liabilities	$ (33,306)	$ (10,081)
Sterling's receivables from and equity in construction joint ventures	$ 5,811	$ 17,506

	Years Ended December 31,		
	2024	**2023**	**2022**
Revenues	$ 88,197	$ 56,297	$ 141,557
Income before tax	$ 14,112	$ 18,542	$ 25,820
Sterling's noncontrolling interest:			
Revenues	$ 42,377	$ 22,840	$ 58,674
Income before tax	$ 6,414	$ 7,557	$ 10,535

The caption "Receivables from and equity in construction joint ventures" includes undistributed earnings and receivables owed to the Company. Undistributed earnings are typically released to the joint venture partners after the customer accepts the project as completed and the warranty period, if any, has passed.

Other—The use of joint ventures exposes us to a number of risks, including the risk that our partners may be unable or unwilling to provide their share of capital investment to fund the operations of the venture or complete their obligations to us, the venture, or ultimately, the customer. Differences in opinions or views among joint venture partners could also result in delayed decision-making or failure to agree on material issues, which could adversely affect the business and operations of the joint venture. In addition, agreement terms may subject us to joint and several liability for our venture partners, and the failure of our venture partners to perform their obligations could impose additional performance and financial obligations on us. The aforementioned factors could result in unanticipated costs to complete the projects, liquidated damages or contract disputes, including claims against our partners.

8. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	As of December 31,	
	2024	**2023**
Construction and transportation equipment	$ 386,946	$ 405,242
Buildings and improvements	20,476	21,325
Land	2,168	3,054
Office equipment	3,772	4,023
Total property and equipment	413,362	433,644
Less accumulated depreciation	(176,567)	(189,996)
Total property and equipment, net	$ 236,795	$ 243,648

Depreciation Expense—Depreciation expense is primarily included within cost of revenues and was $51,373, $42,177 and $36,475 for 2024, 2023 and 2022, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Reporting Units—The Company's reporting units consist of its E-Infrastructure Solutions, Transportation Solutions and Building Solutions segments. Goodwill is not amortized, but instead is reviewed for impairment at least annually during the fourth quarter of each year at the reporting level, absent any interim indicators of impairment or other factors requiring an assessment.

Annual Impairment Assessment—For our 2024 annual impairment test we performed a qualitative assessment for our reporting units, using information as of October 1. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. We determined there were no factors indicating the need to perform a quantitative goodwill impairment test and concluded that it is more likely than not the fair value of our reporting units is greater than their carrying value and thus there was no impairment to goodwill.

In addition to our annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant adverse changes in the business climate which may be indicated by a decline in our market capitalization or decline in operating results. No impairments were recorded to our goodwill during the years ended December 31, 2024, 2023 and 2022. No material events or changes occurred between the testing date and year end to trigger a subsequent impairment review.

At December 31, 2024 and 2023, we had goodwill with a carrying amount of $264,597 and $281,117, respectively. The following table presents goodwill by reportable segment:

Goodwill	As of December 31, 2024	As of December 31, 2023
E-Infrastructure Solutions	$ 167,656	$ 167,656
Transportation Solutions [1]	34,430	53,305
Building Solutions	62,511	60,156
Total	$ 264,597	$ 281,117

[1] The decrease in Transportation Solutions goodwill in 2024 is primarily due to the deconsolidation of our 50% owned subsidiary RHB.

Other Intangible Assets

The following table presents our acquired finite-lived intangible assets, including the weighted-average useful lives for each major intangible asset category and in total:

	Weighted Average Life (Years)	December 31, 2024 Gross Carrying Amount	Accumulated Amortization	December 31, 2023 Gross Carrying Amount	Accumulated Amortization
Customer relationships	24	$ 333,183	$ (63,717)	$ 328,323	$ (49,431)
Trade name	23	58,877	(11,953)	58,707	(9,519)
Non-compete agreements	5	2,487	(2,487)	2,487	(2,170)
Total	23	$ 394,547	$ (78,157)	$ 389,517	$ (61,120)

During the years ended December 31, 2024, 2023 and 2022, we have amortized $17,037, $15,226 and $14,100 respectively. Amortization expense is anticipated to be approximately $17,100, $17,100, $17,100, $17,100 and $17,100 for 2025, 2026, 2027, 2028 and 2029, respectively.

10. DEBT

The Company's outstanding debt was as follows:

	As of December 31,	
	2024	**2023**
Term Loan Facility	$ 317,188	$ 343,438
Revolving Credit Facility	—	—
Credit Facility	317,188	343,438
Other debt	554	843
Total debt	317,742	344,281
Less - Current maturities of long-term debt	(26,423)	(26,520)
Less - Unamortized debt issuance costs	(1,421)	(2,765)
Total long-term debt	$ 289,898	$ 314,996

Credit Facility—Our amended credit agreement (as amended, the "Credit Agreement") provides the Company with senior secured debt financing consisting of the following (collectively, the "Credit Facility"): (i) a senior secured first lien term loan facility (the "Term Loan Facility") in the aggregate principal amount of $350,000 and (ii) a senior secured first lien revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $75,000 (with a $75,000 limit for the issuance of letters of credit and a $15,000 sublimit for swing line loans). The obligations under the Credit Facility are secured by substantially all assets of the Company and the subsidiary guarantors, subject to certain permitted liens and interests of other parties. The Credit Facility will mature on April 2, 2026.

The Credit Agreement contains various affirmative and negative covenants that may, subject to certain exceptions, restrict the ability of us and our subsidiaries to, among other things, grant liens, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, purchase, redeem or otherwise acquire or retire capital stock or other equity interests, or merge or consolidate with any other person, among various other things. In addition, the Company is required to maintain the following financial covenants:

- a Total Leverage Ratio (as defined in the Credit Agreement) at the last day of each fiscal quarter not to be greater than 3.00 to 1.00; and
- a Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of not less than 1.20 to 1.00 as of the last day of each fiscal quarter of the Company.

As specified in the Credit Agreement, the Term Loan Facility bears interest at either the base rate plus a margin, or at a one-, three-, or six-month Term SOFR rate plus a margin, at the Company's election. At December 31, 2024, the Company calculated interest using a Term SOFR rate of 4.67% and an applicable margin of 1.50% per annum, and had a weighted average interest rate of approximately 6.77% per annum for the year ended December 31, 2024. Scheduled principal payments on the Term Loan Facility are made quarterly and total approximately $26,300 and $6,600 for the years ending 2025 and 2026, respectively. A final payment of all principal and interest then outstanding on the Term Loan Facility is due on April 2, 2026. During 2024, the Company made scheduled term loan payments of $26,250.

The Revolving Credit Facility bears interest at the same rate options as the Term Loan Facility. In addition to interest on debt borrowings, we are assessed quarterly commitment fees on the unutilized portion of the facility as well as letter of credit fees on outstanding instruments. At December 31, 2024, we had no outstanding borrowings under the $75,000 Revolving Credit Facility.

Debt Issuance Costs—The costs associated with the Credit Facility are reflected on the Consolidated Balance Sheets as a direct reduction from the related debt liability and amortized over the term of the facility. Amortization of debt issuance costs was $1,344, $2,026 and $2,160 for the years ended December 31, 2024, 2023 and 2022, respectively, and was recorded as interest expense.

Compliance and Other—As of December 31, 2024, we were in compliance with all of our restrictive and financial covenants. The Company's debt is recorded at its carrying amount in the Consolidated Balance Sheets. Based upon the current market rates for debt with similar credit risk and maturities, at December 31, 2024 and 2023, the fair value of our debt outstanding approximated the carrying value, as interest is based on Term SOFR plus an applicable margin.

11. LEASE OBLIGATIONS

The Company has operating and finance leases primarily for construction and transportation equipment, as well as office space. The Company's leases have remaining lease terms of one month to eleven years, some of which include options to extend the leases for up to ten years.

The components of lease expense are as follows:

		Years Ended December 31,		
		2024		2023
Operating lease cost	$	22,824	$	21,775
Short-term lease cost	$	27,038	$	16,864
Finance lease cost:				
Amortization of right-of-use assets	$	195	$	195
Interest on lease liabilities		40		17
Total finance lease cost	$	235	$	212

Supplemental cash flow information related to leases is as follows:

		Years Ended December 31,		
		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	22,472	$	20,882
Operating cash flows from finance leases	$	40	$	17
Financing cash flows from finance leases	$	195	$	195
Right-of-use assets obtained in exchange for lease obligations (non-cash):				
Operating leases	$	15,170	$	16,127
Finance leases	$	—	$	664

Supplemental balance sheet information related to leases is as follows:

		December 31, 2024		December 31, 2023
Operating Leases				
Operating lease right-of-use assets	$	52,668	$	57,235
Current portion of long-term lease obligations	$	20,498	$	19,641
Long-term lease obligations		32,455		37,722
Total operating lease liabilities	$	52,953	$	57,363
Finance Leases				
Property and equipment, at cost	$	2,011	$	2,011
Accumulated depreciation		(1,445)		(1,232)
Property and equipment, net	$	566	$	779
Current maturities of long-term debt	$	127	$	195
Long-term debt		372		498
Total finance lease liabilities	$	499	$	693
Weighted Average Remaining Lease Term				
Operating leases		4.3		3.7
Finance leases		3.6		4.4
Weighted Average Discount Rate				
Operating leases		6.0 %		5.8 %
Finance leases		6.9 %		6.6 %

Maturities of lease liabilities are as follows:

Year Ending December 31,	Operating Leases		Finance Leases	
2025	$	22,472	$	158
2026		15,907		158
2027		6,152		157
2028		3,465		92
2029		2,678		—
Thereafter		10,121		—
Total lease payments		60,795		565
Less imputed interest		(7,842)		(66)
Total	$	52,953	$	499

12. COMMITMENTS AND CONTINGENCIES

Insurance

The Company is required by its insurance providers to obtain and hold standby letters of credit. These letters of credit serve as a guarantee by the banking institution to pay the Company's insurance providers the incurred claim costs attributable to its general liability, workers' compensation and automobile liability claims, up to the amount stated in the standby letters of credit, in the event that these claims were not paid by the Company.

Property and Casualty—The Company has insurance in place for Workers' Compensation, General Liability and Auto Liability, which is subject to a $250 deductible per occurrence. The primary casualty program (Workers' Compensation, General Liability and Auto Liability) is subject to a multi-line program aggregate which caps maximum losses within the deductibles at $5,900. The program aggregate is indexed to payroll and may fluctuate up or down depending upon actual exposure. We accrue for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historic trends, modified, if necessary, by recent events. Changes in our loss assumptions caused by changes in actual experience would affect our assessment of the ultimate liability and could have an effect on our operating results and financial position. The Company also maintains commercial insurance coverage in excess of the limits of our primary commercial automobile, general liability and employers' liability policies, in the amount of $75,000.

Medical—The Company maintains fully insured and self-insured medical benefit plans, which provide medical benefits to employees electing coverage under the plans. Under its self-insured plans, the Company has stop-loss coverage per claim to limit the exposure arising from these claims. Self-insured claims filed and claims incurred but not reported are accrued based upon management's estimates of the ultimate cost of claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insured liabilities.

Guarantees

The Company obtains bonding on construction contracts primarily through Travelers Casualty and Surety Company of America ("Travelers"). As is customary in the construction industry, the Company indemnifies Travelers for any losses incurred by it in connection with bonds that are issued. The Company has granted Travelers a security interest in accounts receivable and contract rights for that obligation.

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims, which in the past have not been material.

The Company's Certificate of Incorporation provides for indemnification of its officers and directors. The Company has a directors and officers insurance policy that limits their exposure to litigation against them in their capacities as such.

Litigation

The Company, including its construction joint ventures and its unconsolidated 50% owned subsidiary, is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the Consolidated Financial Statements of the Company. There were no significant unresolved legal issues as of December 31, 2024.

Purchase Commitments

To manage the risk of changes in material prices and subcontracting costs used in tendering bids for construction contracts, most of the time, we obtain firm quotations from suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees. As soon as we are advised that our bid is the lowest, we enter into firm contracts with most of our materials suppliers and sub-contractors, thereby mitigating the risk of future price variations affecting the contract costs.

13. INCOME TAXES

Provision for Income Taxes

The Company and its subsidiaries are based in the U.S. and file federal and various state income tax returns. The components of the provision for income taxes were as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
Current tax expense	$ 54,841	$ 33,024	$ 9,221
Deferred tax expense	32,519	14,746	32,486
Income tax expense	$ 87,360	$ 47,770	$ 41,707

Effective Tax Rate

The items comprising the difference between income taxes computed at the U.S. federal statutory rates in effect for 2024, 2023 and 2022 and our effective tax rates were as follows:

	Years Ended December 31,					
	2024		**2023**		**2022**	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Tax expense at the U.S. federal statutory rate	$ 75,238	21.0 %	$ 40,029	21.0 %	$ 29,435	21.0 %
State income taxes, net of federal benefits	13,927	3.9 %	8,374	4.4 %	11,064	7.9 %
Taxes on subsidiaries' and joint ventures' earnings allocated to noncontrolling interests owners	(2,826)	(0.8)%	(880)	(0.5)%	(366)	(0.3)%
Executive compensation including stock incentives	3,579	1.0 %	1,652	0.9 %	1,717	1.2 %
Excess tax benefits from equity awards	(5,678)	(1.6)%	(1,644)	(0.9)%	(351)	(0.3)%
Gain on deconsolidation of subsidiary	1,905	0.5 %	—	— %	—	— %
Other permanent differences	1,215	0.3 %	239	0.1 %	208	0.1 %
Income tax expense	$ 87,360	24.4 %	$ 47,770	25.1 %	$ 41,707	29.8 %

The 2024, 2023 and 2022 effective income tax rate varied from the statutory rate primarily as a result of state income taxes, nondeductible compensation, gain on the deconsolidation of subsidiary and other permanent differences.

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows:

	Long Term As of December 31,	
	2024	2023
Assets related to:		
Accrued compensation and other	$ 4,155	$ 3,780
Noncontrolling interests	—	3,179
Members interest liabilities	—	4,676
Right of use liabilities	13,091	14,213
Net operating loss carryforwards	957	1,025
Total deferred tax assets	18,203	26,873
Liabilities related to:		
Depreciation of property and equipment	(47,583)	(49,311)
Right of use assets	(13,027)	(14,189)
Amortization of tax basis goodwill	(20,351)	(20,256)
Investment in unconsolidated subsidiary	(25,903)	—
Amortization of intangibles	(20,518)	(18,929)
Other	(181)	(952)
Total deferred tax liabilities	(127,563)	(103,637)
Net total deferred tax liability	$ (109,360)	$ (76,764)

Net Operating Loss—At December 31, 2024 the Company had federal and state net operating loss ("NOL") carryforwards of $255 and $13,050, respectively. Federal NOLs have expiration dates between 2034 and 2036. The Company has $28 of federal NOLs that do not expire. State NOLs have expiration dates between 2028 and 2038.

Uncertain Tax Positions

The Company's U.S. federal and state income tax returns for 2021 and later are open and subject to examination. Additionally, federal and state NOLs may be adjusted by the taxing authorities for the 2013 and later tax years.

The Company has an Uncertain Tax Position ("UTP") liability of $6,733 and an additional liability related to the UTP for penalties of $1,346 and interest of $1,109 at December 31, 2024. We recognize interest and penalties related to the UTP as administrative expense. The UTP, including penalties and interest, are fully offset by an indemnification receivable at December 31, 2024. The Company estimates that approximately $1,519 of the recorded UTP may be recognized by the end of 2025, with no material impact to the Consolidated Statement of Operations due to the associated indemnification receivable. As of December 31, 2022, the Company did not have any material UTP's.

14. STOCKHOLDERS' EQUITY

General—Holders of common stock are entitled to one vote for each share on all matters voted upon by the stockholders, including the election of directors, and do not have cumulative voting rights. Holders of common stock are entitled to share ratably in net assets upon any dissolution or liquidation after payment of provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Common stock shares are not subject to any redemption provisions and are not convertible into any other shares of capital stock. The rights, preferences and privileges of holders of common stock are subject to those of the holders of any shares of preferred stock that may be issued in the future.

The Board of Directors may authorize the issuance of one or more classes or series of preferred stock without stockholder approval and may establish the voting powers, designations, preferences and rights and restrictions of such shares. No preferred shares have been issued.

Stock Repurchase Program—On December 5, 2023, the Board of Directors approved a program that authorized repurchases of up to $200,000 of the Company's common stock. Under the program, the Company may repurchase its common stock in the open market or through privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. The Company accounts for the repurchase of treasury shares under the cost method. Under the program, the Company repurchased 604 and 0 shares of its common stock for $70,596 and $0 during the years ended December

31, 2024 and 2023, respectively. The program expires on December 5, 2025 and may be modified, extended or terminated by the Board of Directors at any time.

AOCI—During the year ended December 31, 2022, changes to AOCI were a result of net gains (losses) recognized in OCI and amounts reclassified from AOCI into earnings related to an interest rate derivative. We utilized the swap arrangement to hedge against interest rate variability associated with a portion of the Term Loan Facility until the swap arrangement expired on December 12, 2022. The following table presents the total value recognized in OCI and reclassified from AOCI into earnings during the year ending December 31, 2022 for derivatives designated as cash flow hedges:

| | Year Ended December 31, 2022 | | |
	Before Tax Amount	Tax Amount	Net of Tax Amount
Net gain (loss) recognized in OCI	$ 2,132	$ (487)	$ 1,645
Net amount reclassified from AOCI into earnings	103	(25)	78
Change in other comprehensive income	$ 2,235	$ (512)	$ 1,723

Stock Issued for Acquisitions—On December 20, 2022, in connection with the acquisition of the business of CCS, the Company issued 157 shares of the Company's stock as consideration paid to the sellers. The value of the shares issued was $4,851 based on Sterling's closing stock price on December 19, 2022. See *Note 3 - Acquisitions* for further discussion.

15. STOCK INCENTIVE PLAN

General—The Company has a stock incentive plan (the "Stock Incentive Plan") and an employee stock purchase plan (the "ESPP") that are administered by the Compensation and Talent Development Committee of the Board of Directors. Under the Stock Incentive Plan, the Company can issue shares to employees and directors in the form of restricted stock awards ("RSAs"), restricted stock units ("RSUs") and performance share units ("PSUs"). Compensation expense recognized related to the Company's Stock Incentive Plan was $17,870, $12,426 and $10,181 for 2024, 2023 and 2022, respectively. Under the Stock Incentive Plan, we are authorized to issue 5,300 shares, and assuming PSU vestings occur at maximum payout, 1,412 authorized shares remained available under our Stock Incentive Plan for future grants at December 31, 2024.

Under the ESPP, employees may make quarterly purchases of shares at a discount through regular payroll deductions for up to 15% of their compensation, subject to a $25 fair market value maximum purchase per year. The shares are purchased at 85% of the closing price per share on the last trading day of the calendar quarter. Included within total stock-based compensation expense is $258, $181 and $120 of expense related to the ESPP, for 2024, 2023 and 2022, respectively. ESPP expense represents the difference between the fair value on the date of purchase and the price paid. The Company issued 13, 18 and 32 shares related to the ESPP for 2024, 2023 and 2022, respectively. At December 31, 2024, 661 authorized shares remained available for issuance under the ESPP.

Total equity-based compensation expense recognized related to the Company's Stock Incentive Plan and the ESPP was $18,128, $12,607 and $10,301 for 2024, 2023 and 2022, respectively, primarily recognized within general and administrative expenses. At December 31, 2024, there was approximately $29,000 of unrecognized compensation cost related to equity-based grants, which is expected to be recognized over a weighted-average period of 2.0 years. The Company recognizes forfeitures as they occur, rather than estimating expected forfeitures.

We receive a tax deduction upon the vesting of RSUs and performance based shares for the price of the shares at the date of vesting. Our total recognized tax benefit based on our compensation expense was $33,100, $12,200 and $4,600 for 2024, 2023 and 2022, respectively.

RSAs—The Company's RSA awards may not be sold or otherwise transferred until certain restrictions have lapsed, which is generally over a one-year period for Directors. The total initial fair value for these awards is determined based upon the market price of our stock at the grant date and is expensed on a straight-line basis over the vesting period. During 2024, we recognized $1,056 of compensation expense. The following table presents RSA activity during 2024:

RSAs	Number of Shares		Weighted Average Fair Value Per Share
Balance at December 31, 2023	20	$	40.26
Granted	8	$	125.28
Vested	(23)	$	49.02
Forfeited	—	$	—
Balance at December 31, 2024	5	$	125.68

During 2023, 20 RSAs were granted with a weighted-average grant-date fair value per share of $40.26. During 2022, 26 RSAs were granted with a weighted-average grant-date fair value per share of $23.43. The total fair value of RSAs that vested during 2024, 2023 and 2022 was $1,101, $609 and $673, respectively.

RSUs—The Company's RSU awards may not be sold or otherwise transferred until certain restrictions have lapsed, which is generally over a three-year graded vesting period. The total initial fair value for these awards is determined based upon the market price of our stock at the grant date and is expensed on a straight-line basis over the vesting period. During 2024, we recognized $5,289 of compensation expense. The following table presents RSU activity during 2024:

RSUs	Number of Shares		Weighted Average Fair Value Per Share
Balance at December 31, 2023	246	$	29.17
Granted	99	$	97.95
Vested	(123)	$	33.49
Forfeited	(1)	$	32.23
Balance at December 31, 2024	221	$	57.60

During 2023, 106 RSUs were granted with a weighted-average grant-date fair value per share of $36.76. During 2022, 186 RSUs were granted with a weighted-average grant-date fair value per share of $28.35. The total fair value of RSUs that vested during 2024, 2023 and 2022 were $4,139, $3,307 and $2,818, respectively.

PSUs—The Company's performance-based share awards are subject to the achievement of specified performance targets, including financial performance targets or stock price performance targets.

Financial Performance-Based Awards—The Company's financial performance-based awards are subject to the achievement of specified targets, generally based upon EPS, and vest ratably over three years (pre-2024 grants) or cliff vest at the end of three years (post-2023 grants). The total fair value for these awards is determined based upon the market price of our stock at the grant date and is expensed and adjusted over the vesting period based on the level of payout expected to be achieved. As a result of financial performance conditions met during 2024, we recognized $7,320 of compensation expense. During 2024, 2023 and 2022, PSU shares totaling 104, 143 and 166, respectively, were granted with a weighted-average grant-date fair value per share of $112.95, $34.62 and $26.52, respectively. During 2024, upon vesting and achievement of certain performance goals, we distributed 342 shares of common stock related to PSU awards with a weighted-average grant-date fair value per share of $25.00. The total fair value of PSUs that vested during 2024, 2023 and 2022 was $8,549, $7,779 and $10,508, respectively.

Stock Performance-Based Awards—Stock performance-based awards are based upon the Company's stock price performance relative to industry peers and cliff vest at the end of three years. The total initial fair value for these awards is determined based upon a Monte Carlo simulation value at the grant date applied to the total number of granted target shares. This fair value is expensed ratably over the vesting period, and during 2024, the Company recognized $465 of compensation expense. During 2024, 12 stock performance-based shares were granted with a weighted-average grant-date fair value per share of $129.62 that was based upon a risk-free interest rate of 3.97% an expected dividend yield of zero, historical volatility of 44.3%, and a remaining performance period of 3 years.

Additionally, the Company awarded stock performance-based awards based upon specific stock price performance targets that cliff vest at the end of three years. The total initial fair value for these awards is determined based upon Monte Carlo simulation values at the grant date applied to the number of granted target shares. This fair value is expensed ratably over the vesting period, and during 2024, the Company recognized $3,740 of compensation expense. During 2024, 183 stock performance-based shares were granted with a weighted-average grant-date fair value per share of $61.31 that was based upon a risk-free interest rate of 3.97%, an expected dividend yield of zero, historical volatility of 44.3%, and a remaining performance period of 3 years. There were no stock performance-based shares granted during 2023 or 2022 and there were no vestings in 2024.

Liability-Based Awards—The Company has liability-based awards for which the number of units awarded is not determined until the vesting date. During 2024, 2023 and 2022, the Company recognized $875, $2,015 and $2,425, respectively, of compensation expense, and upon vesting reclassified the grant date fair value of $3,200, $1,725 and $1,225, respectively, from a liability to additional paid in capital. During 2024, 30 shares of liability-based awards vested.

Shares Withheld for Taxes—The Company withheld 175, 174 and 330 shares for taxes on RSU and PSU stock-based compensation vestings for $21,452, $9,567 and $9,416 during 2024, 2023 and 2022, respectively.

16. EARNINGS PER SHARE

Basic net income per share attributable to Sterling common stockholders is computed by dividing net income attributable to Sterling common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per common share attributable to Sterling common stockholders is the same as basic net income per share attributable to Sterling common stockholders but includes dilutive unvested stock awards and warrants using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations for net income attributable to Sterling common stockholders:

		Years Ended December 31,				
Numerator:		**2024**		**2023**		**2022**
Net income from Continuing Operations	$	257,461	$	138,655	$	96,717
Net income from Discontinued Operations		—		—		9,744
Net income attributable to Sterling common stockholders	$	257,461	$	138,655	$	106,461
Denominator:						
Weighted average common shares outstanding — basic		30,830		30,755		30,199
Shares for dilutive unvested stock		316		453		365
Weighted average common shares outstanding — diluted		31,146		31,208		30,564
Net income per share from Continuing Operations:						
Basic	$	8.35	$	4.51	$	3.20
Diluted	$	8.27	$	4.44	$	3.16
Net income (loss) per share from Discontinued Operations:						
Basic	$	—	$	—	$	0.32
Diluted	$	—	$	—	$	0.32
Net income per share attributable to Sterling common stockholders:						
Basic	$	8.35	$	4.51	$	3.53
Diluted	$	8.27	$	4.44	$	3.48

There were 42, 7 and 139 weighted average unvested shares that were excluded from the calculation of diluted EPS under the treasury stock method, as they were anti-dilutive, for the years ending December 31, 2024, 2023 and 2022, respectively.

17. RETIREMENT BENEFITS

Defined Contribution Plans

The Company maintains a defined contribution profit-sharing plan (401(k) plan) covering substantially all non-union persons employed by the Company, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code. The 401(k) plan provides for a discretionary employer contribution and is determined annually by the Company's board of directors. The Company made matching contributions of $3,839, $3,346 and $3,029, respectively, for the years ended December 31, 2024, 2023 and 2022.

Multi-Employer Pension Plans

As of December 31, 2024, the Company had approximately 3,000 employees, including 2,200 field personnel. We had 500 employees, or approximately 20% of total employees, that were union members covered by collective bargaining agreements.

The Company contributes to a number of multi-employer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If the Company chooses to stop participating in some of its multi-employer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The following table presents our participation in these plans:

Pension Trust Fund	Pension Plan Employer Identification Number	Plan Year End	Pension Protection Act ("PPA") Certified Zone Status [1]		FIP / RP Status Pending/ Implemented [2]	Contributions [3]			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
			2024	2023		2024	2023	2022		
Heavy and General Construction Laborers Local 472 and Local 172 [4]	22-6032103	3/31	Green	Green	No	$ 4,358	$ 4,324	$ 5,119	No	2/28/2027
International Union of Operating Engineers Local 825	22-6033380	6/30	Green	Green	No	3,016	2,789	4,381	No	3/31/2026
Pension Trust Fund for Operating Engineers	94-6090764	12/31	Green	Yellow	Yes	2,339	2,288	1,265	No	Various dates through 2026 and 2029
All other funds						2,710	3,266	2,163		
					Total Contributions:	$12,423	$12,667	$12,928		

[1] The PPA zone status represents the most recent available information for the respective plan, which may be 2023 or earlier for the 2024 year and 2022 or earlier for the 2023 year. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the orange zone are less than 80 percent funded and have an Accumulated Funding Deficiency in the current year or projected into the next six years, plans in the yellow zone are less than 80 percent funded and plans in the green zone are at least 80 percent funded.

[2] Indicates whether the plan has a financial improvement plan ("FIP") or a rehabilitation plan ("RP") which is either pending or has been implemented.

[3] Our 2024 contributions as a percentage of total plan contributions were not available for any of our plans. For 2023, Heavy and General Construction Laborers Local 472 and Local 172 represented more than 5% of the total plan contributions, Pension Trust Fund for Operating Engineers Pension Plans did not represent more that 5% of the total plan contributions and International Union of Operating Engineers Local 825 annual report was not available. For 2022, Heavy and General Construction Laborers Local 472 and Local 172 and the International Union of Operating Engineers Local 825 represented more than 5% of the total plan contributions and Pension Trust Fund for Operating Engineers Pension Plans did not represent more that 5% of the total plan contributions.

The Company also contributes to multi-employer plans for annuity benefits covered under the defined contribution portion of the plans as well as health benefits. We made contributions to our multi-employer plans of $18,507, $18,709 and $18,847 during 2024, 2023 and 2022, respectively, for these additional benefits. We currently have no intention of withdrawing from any of the multi-employer pension plans in which we participate.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Operating assets and liabilities

The following table summarizes the changes in the components of operating assets and liabilities:

	Years Ended December 31,		
	2024	**2023**	**2022**
Accounts receivable	$ (6,888)	$ 12,805	$ (63,285)
Contracts in progress, net	194,306	226,066	77,692
Receivables from and equity in construction joint ventures	7,428	(3,384)	(5,034)
Other current and non-current assets	(131)	(5,619)	1,849
Accounts payable	(9,336)	10,307	11,888
Accrued compensation and other liabilities	20,712	4,841	7,224
Members' interest subject to mandatory redemption and undistributed earnings	(6,275)	7,511	(884)
Changes in operating assets and liabilities	$ 199,816	$ 252,527	$ 29,450

19. CONCENTRATION OF RISK AND ENTERPRISE WIDE DISCLOSURES

Contract Revenues—No customers accounted for more than 10% of the Company's consolidated revenues from continuing operations in 2024, 2023 or 2022.

Contract Receivables—At December 31, 2024 and 2023, there were no customers that accounted for over 10% of the Company's outstanding contract receivables.

The Company's revenue and receivables are entirely derived from the construction of U.S. projects and all of the Company's assets are held domestically within the U.S.

20. RELATED PARTY TRANSACTIONS

The Company has a limited number of related party transactions. The most significant transactions relate to property leases with the management of certain subsidiaries who own or have an ownership interest in real estate and other companies. The leases are for office space, equipment yards or maintenance shops and have an annual cost of approximately $4,000. The leases expire at various points over the next two to eight years. Additionally, the Company has a receivable from RHB of approximately $32,100 at December 31, 2024, of which approximately $25,800 is for certain RHB operating costs paid on their behalf and approximately $6,300 is for undistributed earnings of RHB. The Company expects to collect the entire receivable in the first quarter of 2025. During the year ended December 31, 2024, the Company has performed work for and received services from entities owned or partially owned by the management of certain subsidiaries. For the work performed, the Company earned approximately $2,600 in revenue, and for the services received, incurred approximately $900 of expense during the year ended December 31, 2024.

21. SEGMENT INFORMATION

The Company's internal and public segment reporting are aligned based upon the services offered by its operating segments. The Company's operations consist of three reportable segments: E-Infrastructure Solutions, Transportation Solutions and Building Solutions. The segment information for the prior periods presented has been recast to conform to the current presentation. The Company's CODM, which is the Company's Chief Executive Officer, uses both segment gross profit and income from operations for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances of both profit measures when making decisions about allocating capital and personnel to the segments. We incur certain expenses at the corporate level that relate to our business as a whole. A portion of these expenses are allocated to our business segments by various methods, but primarily on the basis of usage. The balance of the corporate level expenses are reported in the "Corporate G&A Expense" line, which is primarily comprised of corporate headquarters facility expense, the cost of the executive management team, and other expenses pertaining to certain centralized functions that benefit the entire Company but are not directly attributable to any specific business segment, such as corporate human resources, legal, governance, compliance and finance functions. Total assets held at Corporate primarily include cash and prepaid assets.

The following table presents segment revenues, significant segment expenses, and measures of segment profit or loss for the years ended December 31, 2024, 2023 and 2022:

		Years Ended December 31,				
Revenues		**2024**		**2023**		**2022**
E-Infrastructure Solutions	$	923,728	$	937,408	$	905,277
Transportation Solutions		783,659		630,908		542,550
Building Solutions		408,369		403,913		321,609
Total Revenues	$	2,115,756	$	1,972,229	$	1,769,436
Cost of Revenues						
E-Infrastructure Solutions	$	(668,956)	$	(746,608)	$	(737,348)
Transportation Solutions		(682,706)		(542,033)		(481,951)
Building Solutions		(337,971)		(345,950)		(275,570)
Total Cost of Revenues	$	(1,689,633)	$	(1,634,591)	$	(1,494,869)
Gross Profit						
E-Infrastructure Solutions	$	254,772	$	190,800	$	167,929
Transportation Solutions		100,953		88,875		60,599
Building Solutions		70,398		57,963		46,039
Total Gross Profit	$	426,123	$	337,638	$	274,567
General and Administrative Expense						
E-Infrastructure Solutions	$	(39,621)	$	(37,911)	$	(34,584)
Transportation Solutions		(29,221)		(29,254)		(20,686)
Building Solutions		(11,314)		(9,105)		(7,138)
Segment General and Administrative Expense		(80,156)		(76,270)		(62,408)
Corporate		(38,268)		(22,433)		(24,072)
Total General and Administrative Expense	$	(118,424)	$	(98,703)	$	(86,480)
Intangible Amortization						
E-Infrastructure Solutions	$	(11,792)	$	(11,892)	$	(11,892)
Transportation Solutions		—		—		—
Building Solutions		(5,245)		(3,334)		(2,208)
Total Intangible Amortization	$	(17,037)	$	(15,226)	$	(14,100)
Other Operating Expense, Net						
E-Infrastructure Solutions	$	—	$	—	$	—
Transportation Solutions		(20,863)		(17,710)		(13,290)
Building Solutions		(4,756)		669		—
Total Other Operating Expense, Net	$	(25,619)	$	(17,041)	$	(13,290)
Operating Income						
E-Infrastructure Solutions	$	203,359	$	140,997	$	121,453
Transportation Solutions		50,869		41,911		26,623
Building Solutions		49,083		46,193		36,693
Segment Operating Income		303,311		229,101		184,769
Corporate General and Administrative Expense		(38,268)		(22,433)		(24,072)
Acquisition Related Costs		(421)		(873)		(827)
Total Operating Income	$	264,622	$	205,795	$	159,870
Interest Income (Expense), Net						
E-Infrastructure Solutions	$	(9)	$	(9)	$	(11)
Transportation Solutions		5,086		2,897		558
Building Solutions		210		—		2
Segment Interest Income (Expense), Net		5,287		2,888		549

Corporate		(2,920)		(18,068)	(20,255)
Total Interest Income (Expense), Net	$	2,367	$	(15,180) $	(19,706)
Gain on deconsolidation of subsidiary, net		91,289		—	—
Income before income taxes	$	358,278	$	190,615 $	140,164

The following table presents depreciation by reportable segment for the years ended December 31, 2024, 2023 and 2022:

		Years Ended December 31,			
Depreciation		**2024**		**2023**	**2022**
E-Infrastructure Solutions	$	(34,858)	$	(30,997) $	(26,967)
Transportation Solutions		(14,551)		(10,195)	(8,656)
Building Solutions		(1,049)		(807)	(762)
Corporate		(915)		(178)	(90)
Total Depreciation	$	(51,373)	$	(42,177) $	(36,475)

The following table presents total assets by reportable segment at December 31, 2024 and 2023:

		December 31, 2024		December 31, 2023
Assets				
E-Infrastructure Solutions	$	958,107	$	923,643
Transportation Solutions [1]		178,143		221,601
Building Solutions		238,776		245,688
Corporate		641,748		386,252
Total Assets	$	2,016,774	$	1,777,184

[1] The decrease in Transportation Solutions assets in 2024 is primarily due to the deconsolidation of our 50% owned subsidiary, RHB.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures include, but are not limited to, controls and other procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the issuer's management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company's principal executive officer and principal financial officer reviewed and evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2024. During the year ended December 31, 2024, the Company acquired two businesses and, as permitted by SEC guidance for newly acquired businesses, we have elected to exclude the acquired businesses operations from the scope of design and operation of our disclosure controls and procedures for the year ended December 31, 2024. Based on that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective at December 31, 2024.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by guidance provided by the staff of the SEC, the scope of management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 did not include the internal controls of the two businesses acquired during 2024, which are included with the Consolidated Financial Statements of the Company. Management will include these acquired businesses in the scope of its assessment of internal control over financial reporting beginning in 2025. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Grant Thornton LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, included in Item 15 "Exhibits and Financial Statement Schedules" under the heading "Reports of the Company's Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Based on the most recent evaluation, we have concluded that no changes in our internal control over financial reporting occurred during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting may not prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. *Other Information*

During the quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2025 annual meeting of shareholders and is incorporated herein by reference. Our code of business conduct is available at www.strlco.com under Investor Relations—Code of Business Conduct and is available in print to any stockholder who requests a copy. Amendments to or waivers of our code of business conduct granted to any of our directors or executive officers will be published promptly on our website. Such information will remain on our website for at least 12 months.

The table below identifies and sets forth the information required under Regulation 14A for each of the Company's directors and executive officers:

Name	Current or Former Experience	Director Since
William T. Bosway	Chief Executive Officer and Chairman of the Board of Gibraltar Industries, Inc.	2024
Roger A. Cregg	Former President and CEO of AV Homes, Inc.; Director of Comerica Incorporated	2019
Joseph A. Cutillo	Chief Executive Officer of the Company	2017
Julie A. Dill	Former CEO of Spectra Energy Partners, LP; Director of Rayonier Advanced Materials, Inc.	2021
Dana C. O'Brien	Senior Vice President, General Counsel and Secretary of Olin Corporation	2019
Dwayne A. Wilson	Former Senior Vice President of Fluor Corporation; Director of Ingredion, Inc., Crown Holdings and DT Midstream, Inc.	2020
Sharon R. Villaverde	Chief Financial Officer & Chief Accounting Officer of the Company	N/A
Daniel P. Govin	Chief Operating Officer of the Company	N/A
Mark D. Wolf	General Counsel, Chief Compliance Officer & Corporate Secretary of the Company	N/A

Item 11. *Executive Compensation*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2025 annual meeting of shareholders and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2025 annual meeting of shareholders and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2025 annual meeting of shareholders and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A relating to our 2025 annual meeting of shareholders and is incorporated herein by reference.

PART IV

Item 15. *Exhibits, and Financial Statement Schedules*

Financial Statements

The following Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firm included under Item 8 of Part II of this report are herein incorporated by reference:

Reports of the Company's Independent Registered Public Accounting Firm

Consolidated Statements of Operations—For the years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income—For the years ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets—As of December 31, 2024 and 2023

Consolidated Statements of Cash Flows—For the years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Stockholders' Equity—For the years ended December 31, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

Financial Statement Schedules

All schedules have been omitted because the schedules are not applicable, the required information is not in amounts sufficient to require submission of the schedule, or the information required is shown in the Consolidated Financial Statements or notes thereto previously included under Item 8 of Part II of this report.

Exhibits

The Exhibit Index, starting on the next page, and Exhibits being filed are submitted as part of this report.

Number	Exhibit Title
2.1	Equity Purchase Agreement, dated as of August 13, 2019, by and among Greg K. Rogers, Philip P. Travis, as trustee of the Lorin L. Rogers 2018 Trust, Kimberlin Rogers 2018 Trust, Gregory K. Rogers 2018 Trust and Mary K. Rogers 2018 Trust, LK Gregory Construction, Inc., Plateau Excavation, Inc., and DeWitt Excavation, LLC (incorporated by reference to Exhibit 2.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on August 16, 2019 (SEC File No. 1-31993)).
2.2	Stock Purchase Agreement, dated as of December 30, 2021, by and among Michael V. Petillo, in his individual capacity and as the sellers' representative, the 2020 Audrey Petillo Family Trust, the Michael V. Petillo Family Trust, Petillo LLC, Petillo NY LLC, Petillo Maryland Incorporated, Petillo NJ Holdings Incorporated, Petillo NY Holdings Incorporated, Petillo MD Holdings Incorporated and Sterling Construction Company, Inc. (incorporated by reference to Exhibit 2.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on January 5, 2022 (SEC File No. 1-31993)).
3.1	Composite Certificate of Incorporation of Sterling Infrastructure, Inc. as amended through May 3, 2023 (incorporated by reference to Exhibit 3.1 to Sterling Infrastructure, Inc.'s Registration Statement on Form 8-A, filed on May 12, 2023 (SEC File No. 1-31993)).
3.2	Amended and Restated Bylaws of Sterling Infrastructure, Inc. (incorporated by reference to Exhibit 3.2 to Sterling Infrastructure, Inc.'s Quarterly Report on Form 10-Q, filed on November 7, 2024 (SEC file No. 1-31993)).
4.1	Form of Common Stock Certificate of Sterling Infrastructure, Inc. (incorporated by reference to Exhibit 4.1 to Sterling Infrastructure, Inc.'s Registration Statement on Form 8-A, filed on May 12, 2023 (SEC File No. 1-31993)).
4.2	Registration Rights Agreement, dated April 3, 2017, by and among Sterling Construction Company, Inc., OCM Sterling NE Holdings, LLC and OCM Sterling E. Holdings, LLC (incorporated by reference to Exhibit 4.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on April 4, 2017 (SEC File No. 1-31993)).
4.3	Description of Securities Registered Under Section 12 (incorporated by reference to Exhibit 4.2 to Sterling Infrastructure, Inc.'s Form 10-Q filed on August 8, 2023 (SEC File No. 1-31993)).
10.1[1]	Sterling Construction Company, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on May 8, 2019 (SEC File No. 1-31993)).
10.2[1]	Sterling Infrastructure, Inc. Second Amended and Restated 2018 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Sterling Infrastructure, Inc.'s Registration Statement on Form S-8, filed on May 9, 2024 (SEC File No. 1-31993)).
10.3.1	Standard Non-Employee Director Compensation adopted by the Board of Directors effective May 3, 2023 (incorporated by reference to Exhibit 10.3.1 to Sterling Infrastructure, Inc.'s Annual Report on Form 10-K filed on February 27, 2024 (SEC File No. 1-31993)).
10.3.2[1]	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.2.2 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q for quarter ended March 31, 2018, filed on May 8, 2018 (SEC File No. 1-31993)).
10.4[1]	Amended and Restated Executive Employment Agreement dated January 1, 2024 between Sterling Infrastructure, Inc. and Joseph A. Cutillo (incorporated by reference to Exhibit 10.4 to Sterling Infrastructure, Inc.'s Annual Report on Form 10-K filed on February 27, 2024 (SEC File No. 1-31993)).
10.5[1]	Executive Employment Agreement dated December 12, 2018 between Sterling Construction Company, Inc. and Ronald A. Ballschmiede (incorporated by reference to Exhibit 10.4 to Sterling Construction Company, Inc.'s Form 10-K filed on March 5, 2019 (SEC File No. 1-31993)).
10.6[1]	Executive Employment Offer dated July 27, 2020 between Sterling Construction Company, Inc. and Mark Wolf (incorporated by reference to Exhibit 10.6.1 to Sterling Construction Company, Inc.'s Form 10-K filed on March 5, 2021 (SEC File No. 1-31993)).
10.7[1]	Plan Description - Senior Executive Incentive Compensation Plan (adopted 2019) (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q filed on May 7, 2019 (SEC File No. 1-31993)).
10.8[1]	Form of Long-Term Incentive Award Agreement (adopted 2019) (incorporated by reference to Exhibit 10.9 to Sterling Construction Company, Inc.'s Form 10-K filed on March 3, 2020 (SEC File No. 1-31993)).
10.9[1]	Form of Senior Executive Incentive Compensation Program - Program Description (incorporated by reference to Exhibit 10.3 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q filed on August 3, 2021 (SEC File No. 1-31993)).

10.10[1]	Form of SEICP Long-Term Incentive Award Agreement (incorporated by reference to Exhibit 10.4 to Sterling Construction Company, Inc.'s Quarterly Report on Form 10-Q filed on August 3, 2021 (SEC File No. 1-31993)).
10.11	Credit Agreement, dated as of October 2, 2019, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto, BMO Harris Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and BMO Capital Markets Corp. and BofA Securities, Inc., as Joint Lead Arrangers and Joint Book Runners (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on October 2, 2019 (SEC File No. 1-31993)).
10.12	First Amendment to Credit Agreement, dated December 2, 2019, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.11 to Sterling Construction Company, Inc.'s Form 10-K filed on March 3, 2020 (SEC File No. 1-31993)).
10.13	Second Amendment to Credit Agreement, dated June 28, 2021, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on June 30, 2021 (SEC File No. 1-31993)).
10.14	Third Amendment to Credit Agreement, dated December 29, 2021, by and among Sterling Construction Company, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to Sterling Construction Company, Inc.'s Current Report on Form 8-K, filed on January 5, 2022 (SEC File No. 1-31993)).
10.15	Fourth Amendment to Credit Agreement, dated June 5, 2023, by and among Sterling Infrastructure, Inc, the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Sterling Infrastructure, Inc.'s Quarterly Report on Form 10-Q, filed on August 8, 2023 (SEC File No. 1-31993)).
10.16	Fifth Amendment to Credit Agreement, dated December 27, 2023, by and among Sterling Infrastructure, Inc., the subsidiaries of the Company party thereto as Guarantors, the Lenders party thereto and BMO Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Sterling Infrastructure, Inc.'s Current Report on Form 8-K, filed on December 28, 2023 (SEC File No. 1-31993)).
10.17[1][2]	Executive Employment Offer dated December 20, 2023 between Sterling Infrastructure, Inc. and Sharon Villaverde.
10.18[1][2]	Executive Employment Offer dated July 12, 2024 between Sterling Infrastructure, Inc. and Dan Govin.
19.1[2]	Insider Trading Policy.
21.1[2]	Subsidiaries of the registrant.
23.1[2]	Consent of Grant Thornton LLP.
31.1[2]	Certification of Joseph A. Cutillo, Chief Executive Officer of Sterling Infrastructure, Inc.
31.2[2]	Certification of Sharon R. Villaverde, Chief Financial Officer and Chief Accounting Officer of Sterling Infrastructure, Inc.
32.1[3]	Certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of Joseph A. Cutillo, Chief Executive Officer of Sterling Infrastructure, Inc.
32.2[3]	Certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of Sharon R. Villaverde, Chief Financial Officer and Chief Accounting Officer of Sterling Infrastructure, Inc.
97.1	Sterling Infrastructure, Inc. Clawback Policy, effective as of October 2, 2023 (incorporated by reference to Exhibit 97.1 to Sterling Infrastructure, Inc.'s Annual Report on Form 10-K filed on February 27, 2024 (SEC File No. 1-31993)).
101.INS	XBRL Instance Document—The instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

[1] Management contract, compensatory plan or arrangement
[2] Filed herewith
[3] Furnished herewith

Item 16. *Form 10-K Summary*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2025.

Sterling Infrastructure, Inc.

By: /s/ Joseph A. Cutillo

Joseph A. Cutillo, Chief Executive Officer

(Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 26, 2025.

Signature	Title
/s/ Joseph A. Cutillo	Chief Executive Officer (Principal Executive Officer)
Joseph A. Cutillo	Director
/s/ Sharon R. Villaverde	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)
Sharon R. Villaverde	
/s/ Roger A. Cregg	Director and Non-Executive Chairman
Roger A. Cregg	
/s/ William T. Bosway	Director
William T. Bosway	
/s/ Julie A. Dill	Director
Julie A. Dill	
/s/ Dana C. O'Brien	Director
Dana C. O'Brien	
/s/ Dwayne A. Wilson	Director
Dwayne A. Wilson	